2024 ANNUAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

EQUINOX GOLD

2024 Annual Meeting of Shareholders

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2024 Annual Meeting of Shareholders

2024 Annual Meeting of Shareholders

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

MEETING INFORMATION

When Thursday, May 9, 2024 1:30 p.m. (Vancouver time)	Where 1133 Melville Street, Suite 3500 Vancouver, British Columbia and online at: https://meetnow.global/MPL9QRU

You are invited to attend the annual meeting of shareholders (the Meeting) of Equinox Gold Corp. (Equinox Gold or the Company) at which you will be asked to vote on:

  Setting the size of the Company's Board of Directors

  Electing nine director nominees

  Appointing KPMG as the Company's auditor for 2024

  Approving a non-binding advisory resolution on executive compensation

Equinox Gold's Board of Directors has approved the contents of this notice and management information circular (Circular), and the sending of this notice and Circular to the Company's shareholders, each of its directors and its auditor. Equinox Gold is using the notice and access method for delivering this notice and meeting materials to shareholders. This notice, the Circular and other meeting materials are available for review and download on Equinox Gold's website at https://www.equinoxgold.com/shareholder-events/ and under Equinox Gold's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Equinox Gold shareholders can attend the Meeting in person or online and can vote in person, by proxy or online at the Meeting. Shareholders will have an equal opportunity to participate in the Meeting, regardless of whether they are attending in person or online. See "Attending the Meeting and Voting Procedures" beginning on page 7 of the Circular for detailed information on how to attend, participate in and vote at the Meeting. Shareholders are invited to submit any questions about Equinox Gold, the Meeting materials or the voting process in advance via our website at https://www.equinoxgold.com/investors/agm-contact/.

The Circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read the Circular carefully. You are eligible to vote your Equinox Gold shares if you were a shareholder of record at the close of business on March 21, 2024. Exercising your right to vote gives you a voice in how Equinox Gold shapes its governance practices and strategy. We encourage you to vote and provide feedback.

By order of the Board of Directors

"Susan Toews"

Susan Toews
General Counsel and Corporate Secretary
March 25, 2024

2024 Annual Meeting of Shareholders

Letter from the Chair

Dear Fellow Shareholders,

My 2023 report card for Equinox Gold concludes: "It was a pretty good year." Our seven mines generally operated well, we met our production guidance, and we had no operating disruptions of any consequence. Our $1.2 billion Greenstone development project continued its construction progress on time and on budget and was effectively complete at year-end. Exploration programs successfully replaced mined gold reserves. Our finance team raised $513 million in new capital to fund Greenstone construction and our other corporate objectives. All these successes were made possible by our outstanding management teams in Vancouver and at our operations, and to each of them I extend my profound appreciation.

I was, however, disappointed with our share price performance in 2023. While our share price increased nearly 50% during the year, outperforming most other gold companies and other investment classes, our share price still lags comparable companies and does not reflect our extraordinary growth prospects. But I expect achieving production at Greenstone will be a tremendous catalyst, and I'm optimistic that better share prices are in store for 2024!

What was very pleasing to me in 2023 was the gold price! It began the year at $1,817 per ounce and ended at $2,078 per ounce - a record high year-end close. And it did this despite much negative commentary from pundits who anticipated a gold price decline from a strong US dollar, high interest rates, high inflation, and a weakening global economy. What the pundits forgot is gold's role as a store of value - it behaved in 2023 as it has done for 5,000 years! To partly diversify their reserves away from the US dollar, several central banks collectively purchased 1,037 tonnes (33 million ounces) of gold, following similar amounts purchased by central banks in 2022.

Gold is an asset class by itself and has kept its purchasing power for millennia, particularly when measured against fiat currencies. As global monetary reserves grow and geopolitical tensions continue, I'm confident gold's monetary demand will grow in tandem, providing ongoing support for rising gold prices. If the dollar weakens, inflation declines and interest rates decline, which are all likely in 2024, I expect further strength in gold. Indeed, as I write this letter gold has achieved new all-time highs, reaching $2,222 on March 20th. Equinox Gold was created to provide shareholders with tremendous leverage to higher gold prices through our growing gold production and large gold reserves and resources, and the rising gold price should translate to higher valuations for our company in 2024.

What lies ahead in 2024 from Equinox Gold? The most important milestone this year will be the start of gold production at Greenstone. When operating at capacity Greenstone will be the largest, lowest cost, longest life and most profitable mine in our portfolio, contributing profoundly to our goal of producing more than a million ounces a year and, in the process, lowering our average cost of gold production and improving our operating cashflow. A second important goal will be to resolve several community issues at our Los Filos mine that have impaired its operation since we acquired the mine in 2020. Los Filos has a world-class gold resource, but we need significant changes to the operating agreements with our local communities to support investments that will decrease Los Filos costs and increase its production for the long term. Our Brazil operations should continue their good performance, and in California we will advance Castle Mountain Phase 2 permitting and engineering to enable a large expansion that will take gold production from today's 20,000 ounces per year to more than 200,000 ounces per year.

Equinox Gold now has more than 8,000 employees and contractors working at our operations, supporting their families, and strengthening their communities and countries. Our $1.1 billion in gross gold revenues in 2023 fund tax payments to the municipalities, regions, and countries where we operate, enable a myriad of small businesses to operate, and support many community education, social, sport and health facilities. We strive to maintain high standards of environmental care and good governance everywhere we operate. I extend my thanks to our strong Board of Directors for their attention to these critical areas.

I fully expect my report card for 2024 to say "Outstanding!" and look forward to 2024 with great enthusiasm as Equinox Gold further executes its mission of becoming a senior gold producer on the global stage. I thank all shareholders who are sharing this journey with me and our entire management and operations teams.

Ross Beaty, C.M.
March 25, 2024

2024 Annual Meeting of Shareholders

Letter from the Chief Executive Officer

Dear Fellow Shareholders,

After a challenging year in 2022, 2023 brought more stability to our industry with inflation and supply chain issues easing, interest rates steadying and, helpfully, the gold price hitting record highs. Against this backdrop we focused on three core areas during the year: delivering on our production and cost targets, advancing our world-class Greenstone project toward commercial production in 2024, and ensuring we maintained a strong financial position to deliver on these goals and our long-term vision to build a premier Americas-focused gold producer of scale.

Initiatives to improve productivity and efficiencies at our mine sites began to pay off in 2023. Our seven gold mines collectively produced 564,458 ounces of gold at cash costs of $1,350 per ounce and all-in sustaining costs of $1,612 per ounce. Both production and all-in sustaining costs were within our guided expectations for 2023 with cash costs beating our expectations, reflecting a strong focus on cost management during the year. While these results show good progress, we will continue to do better. We have expanded our asset optimization scope to include all areas of the Company, relentlessly looking for opportunities to reduce our cost of doing business while improving productivity and enhancing our ESG performance.

Advancing Greenstone toward production was a major focus for both Equinox Gold and our joint venture partner, Orion Mine Finance, during 2023. After 2.5 years of construction, the project remains on track to pour gold in the first half of 2024, which is an incredible accomplishment for the team. Achieving production this year will be transformative for Equinox Gold. Greenstone is a world-class deposit and will be one of the largest gold mines in Canada, significantly increasing our production while meaningfully reducing our consolidated costs per ounce. As I write this letter, Greenstone is rapidly progressing through commissioning and first gold production is in sight.

Construction at Greenstone has continued safely with more than 5.9 million hours worked project-to-date with one lost-time incident. This an excellent safety achievement and I commend the Greenstone team. Our 2023 total recordable injury frequency rate of 1.47 per million hours worked across all our operations was a 31% improvement compared to 2022, and four of our sites had no lost-time incidents during the year. Unfortunately, after more than five years with no fatalities we experienced a fatality at our Santa Luz mine in 2023. The well-being of our workforce is a top priority for Equinox Gold and we continue to focus on ensuring the safety of our personnel.

To maintain a strong financial position through Greenstone construction we raised funds during the year through gold pre-pay transactions, investment sales and our at-the-market equity facility. We also issued a $172.5 million convertible note and used the proceeds to partially pay down our revolving credit facility, reducing our interest costs and ensuring we have adequate liquidity to pay notes maturing in 2024. As Greenstone enters commercial operations during 2024, we expect to start generating excess cash flow that we intend to use to further reduce leverage and strengthen our balance sheet.

With my first full year as CEO of Equinox Gold now complete, I appreciate the continued support of our shareholders, lending syndicate and community partners. We are persistent in our pursuit to deliver the long-term growth and value our stakeholders expect and deserve, and I'd like to thank the entire Equinox Gold team for their continued efforts.

Greg Smith
March 25, 2024

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2024 Annual Meeting of Shareholders

ABOUT THIS INFORMATION CIRCULAR

You have received this management information circular (the Circular) for the 2024 annual meeting of shareholders of Equinox Gold to be held at 1:30 p.m. (Vancouver time) on Thursday, May 9, 2024 (the Meeting), because our records indicate that you owned Equinox Gold shares at the close of business on March 21, 2024 (the Record Date). You have the right to attend the Meeting and vote on the various items of business to be addressed at the Meeting personally or by proxy. You retain these rights if the Meeting is adjourned or postponed.

Your vote is important. The Board of Directors (Board) and management (Management) of Equinox Gold encourage you to voice your opinion on Equinox Gold's governance practices and strategy by voting your shares.

This Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the Meeting in person or by webcast. If you have any questions about the procedures to follow to qualify your vote at the Meeting, or about obtaining and depositing the required proxy form, you should contact Equinox Gold's transfer agent, Computershare Investor Services Inc. (Computershare) by phone at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International).

Defined Terms

In this Circular, we, us, our, Equinox Gold and the Company mean Equinox Gold Corp. You, your and shareholder mean holders of Equinox Gold shares as of the Record Date. All other terms used are defined within the Circular.

Proxy Solicitation

Management may solicit your vote for this Meeting, and at any meeting that is reconvened if the Meeting is postponed or adjourned. Management's solicitation of proxies will be conducted without special compensation by mail, email, telephone or other personal contact by our directors, officers, and employees or by Computershare. The Company will bear the cost of soliciting proxies.

The Company is not aware of any items of business to be considered at the Meeting other than as set out in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

Quorum and Approval

A quorum of shareholders is required to transact business at the Meeting. According to the Company's articles, a quorum for the transaction of business at any meeting of shareholders is at least two shareholders present, or represented by proxy, holding 33% or more of the shares entitled to vote at the meeting of shareholders.

Annual and Interim Reports

As a shareholder, you can decide if you want to receive paper copies of our interim and annual consolidated financial statements and management's discussion and analysis (MD&A). To receive paper copies of these materials, please complete the request contained on the proxy form provided in connection with the Meeting or register online at www.computershare.com/mailinglist.

You can find financial information relating to Equinox Gold in our audited consolidated financial statements and MD&A for our most recently completed financial year. These documents are available on our website at www.equinoxgold.com, on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov/edgar).

2024 Annual Meeting of Shareholders

Notice and Access

Equinox Gold is using the notice and access process (Notice and Access) provided under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, for delivery of the Notice of Meeting and Circular for the year ended December 31, 2023 (collectively, the Meeting Materials) to registered and beneficial shareholders. Equinox Gold has adopted the Notice and Access delivery process to further its commitment to environmental stewardship and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a notice containing details of the Meeting date, location, and purpose, as well as information on how to access the Meeting Materials electronically. Only shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

The Company is not using a procedure known as "stratification" in relation to its use of Notice and Access. Stratification occurs when a reporting issuer provides a paper copy of the Circular to select shareholders along with the Notice and Access notification. In relation to the Meeting, all shareholders will receive the required documentation under Notice and Access and shareholders will not receive a paper copy of the Circular unless requested.

Shareholders without pre-existing instructions to receive printed materials may request that paper copies of the Meeting Materials be sent to them by postal delivery at no cost to the shareholder for up to one year from the date this Circular is filed on SEDAR+ and EDGAR. To request a paper copy of the Meeting Materials, please contact Equinox Gold by phone at 1-833-EQX-GOLD (1-833-379-4653) (North America toll free) or 1-604-558-0560 (International) or by email at info@equinoxgold.com. To receive the Meeting Materials in advance of 1:30 p.m. (Vancouver time) on Tuesday, May 7, 2024 (the Proxy Deadline) and in advance of the Meeting date, Equinox Gold must receive requests for printed copies of the Meeting Materials at least five business days in advance of the Proxy Deadline.

Non-IFRS and Other Financial Measures

This Circular includes certain non-International Financial Reporting Standards (IFRS) measures, namely: cash costs; cash costs per ounce (oz) sold; all-in sustaining costs (AISC); AISC per oz sold; and sustaining capital expenditures. Such measures are "non-GAAP financial measures", "non-GAAP ratios", "supplementary financial measures" or "capital management measures" (as such terms are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure).

Equinox Gold believes these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to the information provided by other issuers.

Please see the information under the heading Non-IFRS Measures in Equinox Gold's MD&A for the year ended December 31, 2023, which section is incorporated by reference in this Circular, for a description of the non-IFRS financial measures noted above. The MD&A can be found on our website at www.equinoxgold.com, on SEDAR+ and on EDGAR.

General Information

Unless otherwise stated, information in this Circular is accurate as of the Record Date.

2024 Annual Meeting of Shareholders

This Circular contains references to lawful currency of the United States (US$ or US dollars) and of Canada (C$ or Canadian dollars). All dollar amounts referenced in this Circular, unless otherwise indicated, are expressed in US dollars. Unless otherwise stated, any US dollar amounts that have been converted from Canadian dollars have been converted at the following daily exchange rates, as quoted by S&P Global Market Intelligence:

  March 21, 2024 (Record Date): US$1.00 = C$1.35
  December 29, 2023: US$1.00 = C$1.32
  December 30, 2022: US$1.00 = C$1.35
  December 31, 2021: US$1.00 = C$1.27
  December 31, 2020: US$1.00 = C$1.27

2024 Annual Meeting of Shareholders

BUSINESS OF THE MEETING

Receive our Financial Statements and the Auditor's Report

Our audited consolidated financial statements for the year ended December 31, 2023, and related auditor's report, will be presented at the Meeting. The audited consolidated financial statements are available on our website, on SEDAR+ and on EDGAR. Printed copies will be mailed to shareholders who requested a copy.

Board Size

The Company's articles require that the Board of Equinox Gold consist of the greater of three directors or the number set by ordinary resolution.  At the meeting the nine director nominees listed in the section "Directors" beginning on page 30 of this Circular will be proposed for election as directors of the Company. Equinox Gold is asking shareholders to set, by ordinary resolution, the number of directors of the Company at nine.

The Board recommends you vote FOR setting the Board size at nine persons.

Unless otherwise instructed, Management Proxyholders (defined below) will vote FOR the resolution setting the Board size at nine persons.

Elect Directors

At the Meeting, shareholders of the Company will be asked to elect a board of directors to hold office until the close of our next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia). Information on the director nominees begins on page 30 of this Circular.

The Board recommends you vote FOR all of the director nominees.

Unless otherwise instructed, the Management Proxyholders appointed pursuant to the accompanying proxy form will vote FOR the election of the nominated directors. If a proposed nominee is unable to serve as a director or withdraws their name, the Management Proxyholders reserve the right to nominate and vote for another individual at their discretion.

Appointment of Independent Auditor

The Board, on the recommendation of the Audit Committee, recommends that KPMG LLP be reappointed as the Company's independent external auditor to serve for the ensuing year, and that the Board be authorized to set the auditor's remuneration.

KPMG LLP has been Equinox Gold's auditor since January 5, 2017. The auditor conducts the annual audit of our financial statements, provides audit-related, tax and other services, and reports to the Audit Committee of the Board. At the Company's 2023 annual meeting of shareholders, 99.67% of the votes cast were in favour of appointing KPMG LLP as the Company's auditor, with 0.33% of votes cast withheld.

2024 Annual Meeting of Shareholders

The fees paid or payable to the Company's auditor, KPMG LLP, in each of the last two fiscal years are as follows:

	2023[1]	2022[1]
Audit Fees
Services provided by the independent auditor for the audit of the financial statements and internal controls over financial reporting.	$2,605,977	$2,459,059
Audit Related Services
In 2023, special attest services as required by regulatory and statutory requirements in Mexico.	$66,250	Nil
All Other Fees
No other fees in 2023 or 2022.	Nil	Nil
Tax Compliance Fees
For the preparation and review of tax returns, claims for refund and tax payment planning services.	$292,653	$275,544
Tax Fees
No other tax fees in 2023 or 2022.	Nil	Nil
Total	$2,964,790	$2,734,602

Notes:

1. The fees were converted from Canadian dollars into US dollars at the average exchange rate for 2023 of C$1 = US$0.741 (US$1=C$1.3497) and for 2022 of C$1 = US$0.7978 (US$1=C$1.2534).

The Board recommends you vote FOR the appointment of KPMG LLP as Equinox Gold's auditor and authorize the Board to fix the auditor's pay.

Unless otherwise instructed, Management Proxyholders will vote FOR the resolution appointing KPMG LLP as our auditor to hold office until our 2025 annual meeting of shareholders and authorizing the Board to fix the auditor's remuneration.

Advisory Resolution on Executive Compensation

The Board has adopted a non-binding "Say on Pay" advisory vote to solicit feedback on our approach to executive compensation. Say on Pay is intended to enhance accountability for the Board's compensation decisions by giving shareholders a formal opportunity to provide their views on the Board's approach to executive compensation through an annual non-binding advisory vote.

The 2023 Say on Pay advisory vote received 98.10% approval from shareholders who voted. The results of this year's vote will be reported following the Meeting. As this is an advisory vote, the results are not binding, and the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the voting results into account when considering future compensation policies, procedures and decisions and in determining if there is a need to modify any aspect of the Board's engagement with shareholders.

Shareholders are encouraged to review and consider the information regarding Equinox Gold's approach to compensation under the heading "Executive Compensation Discussion and Analysis" beginning on page 45. Shareholders who vote against the Say on Pay resolution are encouraged to contact the Board using the contact information provided on the last page of this Circular to discuss their concerns about Equinox Gold's approach to executive compensation.

2024 Annual Meeting of Shareholders

At the Meeting, shareholders of the Company will be asked to consider, and if thought fit, pass the following resolution regarding executive compensation:

"Resolved that, on an advisory basis, and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Company's Management Information Circular dated March 25, 2024, delivered in advance of its Annual Meeting of Shareholders."

The Board recommends you vote FOR the advisory resolution on executive compensation.

Unless otherwise instructed, Management Proxyholders will vote FOR the advisory resolution on Executive Compensation.

If the advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with shareholders (particularly those who are known to have voted against the resolution) to understand their concerns and will review Equinox Gold's approach to compensation in the context of those concerns. Results from the Board's review will be discussed in Equinox Gold's management information circular for the following year.

Other Business

If any other items of business are properly brought before the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting.

Corporate Update

Following the formal business of the Meeting, the Company's Chair, Mr. Ross Beaty, will present an overview of the Company's business strategy, objectives, and activities underway, starting at 1:45 p.m. (Vancouver time).

You can join the corporate update webcast here: https://www.equinoxgold.com/shareholder-events/.

Individuals will have an opportunity to ask questions of Mr. Beaty and Management throughout the Meeting and during the corporate update.

2024 Annual Meeting of Shareholders

ATTENDING THE MEETING AND VOTING PROCEDURES

Who Can Vote

You are entitled to vote at the Meeting if you held Equinox Gold shares as of the close of business on March 21, 2024, the Record Date for the Meeting. Each share you owned on the Record Date entitles you to one vote on each item of business to be considered at the Meeting.

How to Vote

How you can vote depends on if you are a registered shareholder or a non-registered (beneficial) shareholder. The different voting options are summarised below, and more detail is provided in the following section.

Please follow the appropriate voting option based on whether you are a registered or non-registered shareholder.

  You are a registered shareholder if your name appears on your share certificate, or your shares are registered in your name with Computershare.
  You are a non-registered (beneficial) shareholder if your shares are registered in the name of a bank, trust company, securities broker, trustee or other financial institution or nominee on your behalf (Intermediary).

If you are unsure whether you are a registered or non-registered shareholder, please contact Computershare by phone at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) or by email at service@computershare.com.

If you have any questions before the Meeting about Equinox Gold, the Meeting Materials, or the voting process, please contact us through our dedicated Meeting site: https://www.equinoxgold.com/investors/agm-contact/.

Voting Process: Registered Shareholders

As described below, registered shareholders have three options for voting: by proxy, in person or online.

Registered Shareholders Option 1 - Voting by Proxy

Voting by proxy is the easiest way to vote. By completing and returning your proxy form, you are authorizing your proxyholder to vote your shares at the Meeting, or to withhold your vote, according to your instructions. Greg Smith, President and CEO of Equinox Gold, and Peter Hardie, CFO of Equinox Gold, have agreed to act as the Equinox Gold management proxyholders for the Meeting (Management Proxyholders). If you appoint the Management Proxyholders but do not tell them how to vote, your shares will be voted FOR each of the items of business currently proposed for the Meeting.

Unless otherwise noted, the following instructions assume that you are appointing the Management Proxyholders as your proxy.

If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your shares as they see fit. It is important that you provide voting instructions with your proxy.

A proxy will not be valid unless it is dated and signed by you, as the registered shareholder, or by your attorney with proof that they are authorized to sign, and completed according to the instructions set out in the proxy form. If you represent a registered shareholder who is a company or an association, your proxy should have the seal of the company or association, if applicable, and must be executed by a duly authorized officer or an attorney.

2024 Annual Meeting of Shareholders

If a proxy is executed by an attorney for a registered shareholder who is an individual, or by an officer or attorney of a registered shareholder who is a company or association, the relevant attorney or officer must include the original authorization, or a notarized copy of the written authorization for the officer or attorney, with the proxy form.

Your completed proxy must be deposited with Computershare by 1:30 p.m. (Vancouver time) on Tuesday, May 7, 2024, or at least 48 hours (excluding Saturdays, Sundays, and statutory holidays in the province of British Columbia) before the time set for any adjournment or postponement of the Meeting (Proxy Deadline).

If you are appointing someone other than the Management Proxyholders as your proxy, you must register them with Computershare before the Proxy Deadline. If you do not register your proxyholder before the Proxy Deadline, they will not receive an invitation code to participate in the Meeting. Instructions on how to register your proxyholder are provided below. Computershare will email proxyholders their invitation code after the Proxy Deadline has passed. Management Proxyholders do not need to be registered.

Internet

Go to www.investorvote.com and follow the instructions on screen. If you vote using the internet, you will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you are using a smartphone, you can scan the QR code on your proxy form.

Telephone

Call 1-866-732-8683 (in North America) or 1-312-588-4290 (outside North America) from a touch-tone telephone and follow the instructions. You will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the Management Proxyholders as your proxyholder.

Mail or courier

Complete your proxy form, sign, and date it, and send it to Computershare in the envelope provided. If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario  Canada  M5J 2Y1

Appointing another person to attend the Meeting, either in person or online, and vote your shares on your behalf

You can appoint a person other than the Management Proxyholders to attend the Meeting, either in person or online, and vote on your behalf. If you want to appoint someone else as your proxyholder, strike out the names of the Management Proxyholders in your proxy form and print the name of the person that you want to appoint as your proxyholder in the space provided. This person does not need to be an Equinox Gold shareholder. Complete your voting instructions, sign, and date the proxy form, and return your proxy form to Computershare using one of the methods noted above.

To participate in the Meeting, your appointed proxyholder must be registered to attend. If you do not register your proxyholder, your proxyholder will not receive an invitation code to participate in the Meeting.

To register your proxyholder, please visit http://www.computershare.com/EquinoxGold before 1:30 p.m. (Vancouver time) on Tuesday, May 7, 2024 and provide Computershare with your proxyholder's contact information, including email so that Computershare can provide your proxyholder with an invitation code.

2024 Annual Meeting of Shareholders

Registered Shareholders Option 2 - Voting at the Meeting in Person

Registered shareholders and duly appointed proxyholders can vote at the Meeting.

If you are a registered shareholder and want to vote in person at the Meeting, you do not need to complete or return your proxy form as you will cast your vote at the Meeting.

However, even if you are planning to attend the Meeting in person, we still recommend that you vote in advance by proxy so that your vote will be counted if you are subsequently unable to attend the Meeting. You can change your original vote by voting again at the Meeting, if you so desire.

Registered Shareholders Option 3 - Voting at the Meeting Online

Registered shareholders and duly appointed proxyholders can vote at the Meeting online.

To participate online, registered shareholders must have a valid 15-digit control number and appointed proxyholders must be registered with and have received an invitation code for the Meeting from Computershare. Registered shareholders and duly appointed proxyholders can participate in the Meeting online as follows:

  Login at https://meetnow.global/MPL9QRU at least 15 minutes before the Meeting starts.
  Click the "Shareholder" link and, if you are a registered shareholder, enter your control number or, if you are duly appointed proxyholder, enter your invitation code:

- Registered shareholders: the 15-digit control number is in the bottom left corner on the front of your proxy form.

- Duly appointed Proxyholders: the invitation code will be emailed to you by Computershare after the Proxy Deadline has passed.

  Vote by following the instructions on screen.

It is important that you or your proxyholder are always connected to the internet during the Meeting to ensure your shares can be voted when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

See the "Virtual AGM User Guide" enclosed with the Notice of Meeting for information on how to join the Meeting online, ask questions and vote.

If you are a registered shareholder and use the 15-digit control number on your proxy form to login to the Meeting, you will be able to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke previously submitted proxies, do not vote again during the Meeting. Guests are not eligible to vote.

2024 Annual Meeting of Shareholders

Voting Process: Non-Registered Shareholders

As described below, non-registered shareholders have three options for voting: by proxy or voting instruction form, in person, or online. In accordance with applicable securities law requirements, Equinox Gold has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy and voting information form to the Intermediaries and clearing agencies and will pay for the Intermediaries and clearing agencies to distribute that material to non-registered shareholders. The Company intends to pay for Intermediaries to forward the Meeting Materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary to OBOs under NI 54-101.

Non-Registered Shareholders Option 1 - Voting by Proxy or Voting Instruction Form

You should receive from your Intermediary either a voting instruction form that is not signed by the Intermediary, or a pre-authorized form of proxy that has already been signed by the Intermediary, indicating the number of Equinox Gold shares to be voted. Your Intermediary must ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive either a voting instruction form or a pre-authorized form of proxy.

Voting by proxy or using the voting instruction form is the easiest way to vote. By completing and returning the voting instruction form or form of proxy, you are providing instructions to your Intermediary for how you would like your shares to be voted at the Meeting.

Your Intermediary will have its own procedures that you should carefully follow to ensure your shares are voted on your behalf by your Intermediary at the Meeting. Please be aware that the deadline for submitting your voting instruction form or form of proxy to your Intermediary may be earlier than the deadlines for registered shareholders set out above. Your voting instructions must be received in sufficient time to allow your instructions to be forwarded by your Intermediary to Computershare for receipt before 1:30 p.m. (Vancouver time) on Tuesday, May 7, 2024.

Non-Registered Shareholders Option 2 - Voting at the Meeting in Person

Only registered shareholders and duly appointed Proxyholders can vote at the Meeting.

If you are a non-registered shareholder and you wish to vote your shares in person at the Meeting, you should strike out the names of the persons listed in the form of proxy and insert your name in the space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, you should carefully follow the instructions of your Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

To participate in the Meeting, Proxyholders must be registered to attend. To register a Proxyholder, please visit http://www.computershare.com/EquinoxGold before 1:30 p.m. (Vancouver time) on Tuesday, May 7, 2024 and provide Computershare with your Proxyholder's contact information, including email, so that Computershare can provide your Proxyholder with an invitation code.

Non-Registered Shareholders Option 3 - Voting at the Meeting Online

If you are a non-registered shareholder and you wish to vote your shares online at the Meeting, you should strike out the names of the persons listed in the form of proxy and insert your name in the space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, you should carefully follow the instructions of your Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

If you are appointing yourself as proxyholder, you must also register with Computershare to obtain an invitation code that will allow you to login to the Meeting and vote your shares. To register, please visit http://www.computershare.com/EquinoxGold by 1:30 p.m. (Vancouver time) on Tuesday, May 7, 2024 and provide Computershare with your contact information, including email. If you do not register with Computershare, you will not receive an invitation code and will not be able to participate in the Meeting online to vote your shares.

You can also appoint a person other than the Management Proxyholders to attend the Meeting and vote on your behalf. You may appoint someone else as the Proxyholder to vote your Equinox Gold shares by printing their name in the space provided on your voting instruction form or form of proxy, and submitting it as directed on the form. If your Proxyholder intends to participate in the Meeting, they must also be registered with Computershare as described above.

Once registered, you or your Proxyholder can participate in the Meeting using the following process:

  Login at https://meetnow.global/MPL9QRU at least 15 minutes before the Meeting starts.
  Click the "Shareholder" link and enter the invitation code provided by Computershare.
  Vote by following the instructions on screen.

It is important that you or your Proxyholder are always connected to the internet during the Meeting to ensure your shares can be voted when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

See the "Virtual AGM User Guide" enclosed with the Notice of Meeting for information on how to login, ask questions and vote at the Meeting.

2024 Annual Meeting of Shareholders

Processing the Votes

Our transfer agent, Computershare, or its authorized agents, will count and tabulate the votes on our behalf. We will announce the voting results of the Meeting by press release after the Meeting and file them on SEDAR+ and EDGAR.

Changing Your Vote

Registered Shareholders

If you are a registered shareholder, you can revoke a vote you made by proxy as follows:

  Voting again on the internet or by telephone before 1:30 pm (Vancouver time) on Tuesday, May 7, 2024, following the procedures described above;

  Voting during the Meeting by logging into the Meeting and following the procedures described above. Voting at the Meeting will revoke previously submitted proxies;

  Submitting a new completed proxy form that is dated later than your original proxy and is received by Computershare before 1:30 p.m. (Vancouver time) on Tuesday, May 7, 2024;

  Submitting a written notice of revocation signed by you or your duly authorized attorney (Revocation Notice) as described below; or

  Any other manner permitted by law.

If you represent a registered shareholder who is a company or association, your Revocation Notice must have the seal of the company or association, if applicable, and must be executed by an officer of the company or an attorney who has written authorization. The written authorization must accompany the Revocation Notice.

We must receive the Revocation Notice any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned. Send the signed Revocation Notice to:

2024 Annual Meeting of Shareholders

Equinox Gold Corp.

Suite 1501, 700 West Pender Street

Vancouver, BC  Canada  V6C 1G8

Attention: Corporate Secretary

Non-Registered Shareholders

Please follow the instructions provided by your Intermediary.

Participating in the Meeting

All shareholders have an equal opportunity to participate in the Meeting regardless of their geographic location. You can participate in person at:

1133 Melville Street, Suite 3500
Vancouver, British Columbia

You can participate online using your smartphone, tablet or computer. Once logged in, you will be able to listen to a live webcast of the Meeting, ask questions online and submit your votes in real time.

The following processes will apply during the Meeting:

  Questions about a motion can be submitted by any registered shareholder or duly appointed Proxyholder using the instant messaging service of the virtual interface. Unless questions are procedural or directly related to motions before the Meeting, they will be addressed during the Company's corporate update after the Meeting. Refer to "Corporate Update" on page 6 for details of how to access the corporate update webcast.

  Voting on all matters during the Meeting will be conducted by electronic ballot. If you have already voted by proxy, it is important that you do NOT vote again during the Meeting, unless you intend to change your initial vote.

  All questions received in advance of the meeting through our dedicated Meeting site (https://www.equinoxgold.com/investors/agm-contact/) that are procedural or directly related to motions before the Meeting will be addressed at the Meeting. All other questions received through the site will be answered during the Company's corporate update after the Meeting. Refer to "Corporate Update" on page 6 for details of how to access the corporate update webcast.

See the "Virtual AGM User Guide" enclosed with the Notice of Meeting for additional information on how to login to the Meeting online, ask questions and vote.

Attending the Meeting as a Guest

Only registered shareholders and duly appointed Proxyholders may vote at the Meeting. Other persons who wish to listen to the business of the Meeting can do so by either attending the Meeting in person as a guest or logging into the Meeting online as a guest.  If you are a registered shareholder and have voted by proxy in advance of the Meeting and want to listen to the Meeting but not change your voting instructions, you may login to the online Meeting as a guest.

Questions

If you have any questions before the Meeting about Equinox Gold, the Meeting Materials or the voting process, please contact us through our dedicated Meeting site at https://www.equinoxgold.com/investors/agm-contact/.

2024 Annual Meeting of Shareholders

OPERATIONAL HIGHLIGHTS

About the Company

Equinox Gold is a growth-focused mining company delivering on its strategy of creating the premier Americas gold producer. In our first six years we have grown from a single-asset developer to a multi-asset gold producer with seven operating gold mines in the Americas, an eighth mine expected to commence operations in 2024, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of expansion projects.

Our leadership team is aligned on the Company's vision to build a diversified, Americas-focused gold company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above average investment returns to its shareholders.

Since starting the Company, we have constructed and achieved production at three mines, spun-out non-core assets into two new companies, and sold two mines. During 2023 the Company advanced construction of the Greenstone project, which is on track to pour gold in the first half of 2024. For continued growth, the Company intends to expand and extend production from its current asset base through exploration and development and will look for opportunities to acquire other companies, producing mines and/or development projects that fit the Company's portfolio and strategy.

Creating the Premier Americas Gold Producer

1. Mid-point of Equinox Gold's 2024 production guidance. The Company may revise guidance during the year to reflect changes to expected results.

2. Greenstone is expected to pour first gold in H1 2024.

At the date of this Circular, we have seven operating gold mines: the Mesquite and Castle Mountain mines in the United States, the Los Filos mine in Mexico and the Aurizona, Fazenda, Santa Luz and RDM mines in Brazil. We also have a 60% interest in the Greenstone project in Canada, with production on track for the first half of 2024, and are advancing expansion projects at Aurizona, Castle Mountain and Los Filos.

With an experienced Management and Board, a strong treasury, cash flow from our producing mines, access to a corporate revolving credit facility, an at-the-market equity offering program, and a portfolio of marketable investments, we are well positioned to execute on our growth objectives.

2024 Annual Meeting of Shareholders

Equinox Gold's Asset Portfolio

2023 Results

Equinox Gold produced 564,458 ounces of gold in 2023 at total cash costs of $1,350 per ounce and AISC of $1,612 per ounce.0F1   Our full year production was within the range of 2023 Guidance of 555,000 to 625,000 ounces of gold. Cash costs were below 2023 Guidance at $1,350 per ounce compared to guidance of $1,355 to $1,460 per ounce and ASIC was within the lower range of 2023 Guidance at $1,612 per ounce compared to guidance of $1,575 to $1,695 per ounce.

During 2023, we completed 20.3 million work hours with seven lost-time incidents across our sites resulting in a lost time injury frequency rate (LTIFR) of 0.34 per million hours worked compared to the target of 0.63 for 2023. Four of our sites had no lost-time incidents during 2023. Our total recordable injury frequency rate (TRIFR), which is a measure of all injuries that require the attention of medically trained personnel, was 1.47 per million hours worked compared to the target of 3.25 for 2023, a 31% improvement over our TRIFR of 2.12 for 2022.

After more than five years with no fatalities, we had a fatality during 2023 at our Santa Luz mine; no other personnel were injured. A site-wide safety stop took place and Santa Luz held three full days of safety refresher training for its workforce before restarting operations. An investigation to determine the cause of the incident was undertaken and the learnings were shared across the organization.

Environmental stewardship is fundamental to Equinox Gold's operations. We aim to minimize or mitigate the potential effects of our operations on regional flora, fauna, water quality and air quality. Understanding the components of the ecosystem and the potential impacts of mining activities allows us to plan appropriately and adopt mitigation strategies to eliminate or reduce the impact of our operations. During 2023, we achieved a significant environmental incident frequency rate (SEIFR) of 0.29 per million hours worked, using our internal environmental reporting standards, compared to the target of 1.4 for 2023, which was a 54% improvement over our SEIFR of 0.63 for 2022.

____________________________________________
1 Cash costs per ounce and AISC per ounce are non-IFRS measures. See "Non-IFRS Measures".

2024 Annual Meeting of Shareholders

2024 Outlook

During 2024 we expect to produce between 660,000 to 750,000 ounces of gold at cash costs of $1,340 to $1,445 per ounce and AISC of $1,630 to $1,740 per ounce.1 Guidance is intended to provide baseline estimates from which investors can assess Management's expectations for our production and operating costs for the year. We may revise our guidance during the year to reflect changes to expected results.

Cash costs reflect the life cycle stages of the assets in our portfolio and that, while consumables inflation has abated, labour and equipment costs are expected to face continued upward pressure throughout 2024. In addition, compared to many other countries' currencies, the Brazilian Réal and Mexican Peso were top performers against the US dollar in 2022 and 2023 and we expect relative stability in these currencies compared to the US dollar throughout 2024.

Production and cash flow are expected to grow each quarter through 2024 due to normal seasonality and Greenstone ramping up throughout the year.

Sustaining expenditures in 2024 are forecast at $212 million and include capitalized stripping programs to access ore bodies, equipment maintenance and tailings storage facility lifts and maintenance. Sustaining expenditures also include exploration with a focus on reserve replacement across the portfolio. Non-sustaining expenditures for 2024 are forecast at $213 million. Our primary development focus for 2024 continues to be advancing Greenstone to commercial production, with our 60% share of capital in 2024 forecast to be $95 million. In addition, we are advancing engineering and permitting for the Castle Mountain Phase 2 expansion, expect to start underground portal development for the Aurizona underground expansion in the second half of the year and are advancing dialogue with local communities at Los Filos to agree on a long-term development plan for the mine.

2024 Annual Meeting of Shareholders

COMMITMENT TO RESPONSIBLE MINING

Equinox Gold's success in both the public markets and the communities in which we operate is based on sound management of the Company. Responsible mining is our core focus, and sustainable environmental, social and governance (ESG) practices are integral to the success of our business strategy. The following are examples of how we upheld our commitment to responsible mining in 2023.

1. GHG - greenhouse gas emissions.

Leadership

Equinox Gold's commitment to responsible mining comes from the very top, with a clearly stated vision from our Board to be a leader in responsible mining, and a commitment from every member of our team to demonstrate excellence at each stage of development. Our ESG governance structure demonstrates the importance we place on embedding ESG priorities throughout the organization. Strong governance of ESG issues flows from the highest level of the organization, creating clear accountabilities across multiple reporting lines.

Equinox Gold's Board provides strategic oversight regarding the Company's ESG strategy. The Board oversees the Company's performance and management of ESG risks and opportunities with the intention that our ESG strategy enhances shareholder value. Two Board-level committees are directly involved in oversight of Equinox Gold's ESG and risk management strategies:

  The Environment, Social and Governance Committee oversees ESG matters, including target setting and management of ESG-related initiatives

  The Audit Committee oversees the Company's enterprise risk management process, including ESG-related risks and opportunities

Both the ESG and Audit committees meet at least quarterly with Management to review progress on the Company's ESG and risk-management initiatives, and report at least quarterly to the Board.

The multi-disciplinary ESG Working Group, composed of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, General Counsel and the Vice Presidents of relevant departments, has a mandate to oversee our policies, standards, accountabilities and programs for ESG-related matters to ensure we are applying best practices and meeting our objectives and obligations.

2024 Annual Meeting of Shareholders

At the management level, our executive team and country managers participate in developing and recommending ESG initiatives for approval by the Board, approve our ESG-related strategies and targets, manage and evaluate the Company's ESG performance, and ensure we are meeting our commitments and adequately managing ESG-related risks and opportunities.

The departments and teams across Equinox Gold are responsible for incorporating ESG programs and practices into their daily activities, and the responsibility for achieving our ESG targets is primarily led by our mine sites. The site-based teams are responsible for adopting and applying initiatives to help the Company achieve its objectives. Mine site management communicate the Company's ESG strategy and initiatives to the workforce and ensure their teams have the necessary skills and training to achieve our objectives. Mine site management report to the respective Country Operations senior vice presidents, who in turn report to Equinox Gold's Chief Operating Officer who is a member of the ESG Working Group.

ESG Strategy

Equinox Gold's commitment to responsible mining guides our ESG strategy. Protecting the health and safety of our workforce and our host communities is our greatest responsibility. We respect the rights of our workforce, Indigenous peoples and host communities and seek to bring long-term social and economic benefits to the regions in which we work. The primary elements of our ESG strategy are outlined below.

Governance

  Corporate policies: Ensuring that our policies are reviewed regularly, are appropriate for the size and stage of our business, reflect the key elements of effective corporate compliance and provide an effective framework to guide the conduct and behaviour of our workforce.

  Ethics: Ensuring that the actions of Equinox Gold's directors, officers, workforce, and suppliers reflect the Company's values, uphold the Company's codes and policies, and are in accordance with laws and regulations.

  Risk management: Ensuring the processes are in place to monitor and mitigate potential risks to our business.

2024 Annual Meeting of Shareholders

Social

  Health and safety: Achieving zero harm by ensuring our workforce has the knowledge, skills, and resources they need to operate safely.

  Human rights: Upholding our responsibility to respect the rights of workers and communities across our business activities and to ensure we do not cause and are not complicit in human rights abuses.

  Employment practices: Ensuring unbiased hiring practices and fair remuneration and benefits across all site locations, reflecting a reasonable living wage.

  Inclusion and diversity: Creating workplaces that are respectful and inclusive and reflect the gender and racial diversity of the communities in which we work.

  Community engagement: Communicating regularly and transparently with local communities and Indigenous peoples, soliciting feedback, and finding collaborative solutions to issues and concerns.

  Community development: Hiring and procuring locally, contributing to both social and economic development to bring tangible, long-term benefits that endure beyond the life of a mine.

Environment

  Energy and greenhouse gas emissions: Contributing positively to the global fight against climate change by developing a long-term plan to prioritize green power sources and reduce our emissions.

  Water management: Protecting the quality of local water resources and minimizing the amount of water used to maintain operations.

  Mine waste and tailings facility management: Ensuring mine waste and tailings are safely managed, monitoring systems are in place, and all facilities are routinely monitored, inspected, and audited.

  Biodiversity: Promoting the protection and conservation of local biodiversity by preventing or mitigating the impact of mining activities on habitat and species loss.

  Reclamation and closure: Undertaking progressive site remediation and planning for responsible reclamation and closure when mining is complete.

Governance Policies and Practices

Equinox Gold is a member of the World Gold Council and the Mining Association of Canada and a signatory to the United Nations Global Compact. Our policies and practices are guided by the standards and principles of these organizations. The Company has developed robust policies intended to provide a common framework to guide conduct across our operations and is implementing leading industry standards at our mine sites, including the Mining Association of Canada's Towards Sustaining Mining Protocols and the World Gold Council's Responsible Gold Mining Principles. Our policies are carefully designed, recognizing their central role in managing Equinox Gold's business activities and ensuring the Company's long-term success. We review our governance policies at least annually to ensure they appropriately reflect any changes to our business and applicable regulations. Policies integral to executing the Company's ESG strategy include:

  Code of Conduct and Business Ethics

  Anti-Bribery and Anti-Corruption Policy

  Health and Safety Policy

  Environment and Climate Change Policy

  Social Responsibility and Human Rights Policy

  Supplier Code of Conduct

  Diversity Policy

  Board Mandate and Committee Charters

Equinox Gold's policies and governance frameworks are available in English, Spanish and Portuguese for review on our website at www.equinoxgold.com/corporate-governance/.

2024 Annual Meeting of Shareholders

ESG Transparency and Reporting

Our ESG strategy is supported by a commitment to honest and transparent communication with all stakeholders and includes using standard reporting frameworks such as the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD). We also report our greenhouse gas (GHG) emissions and energy data to the CDP (formerly the Carbon Disclosure Project) annually and regularly update our tailings management reporting.

Key 2023 ESG reporting highlights are summarized below. All the reports are available for review and download on our website at https://www.equinoxgold.com/responsible-mining/.

  Published our inaugural Climate Action Report aligned with the TCFD framework, as described below.

  Published our ESG Report and data tables in line with the reporting frameworks of GRI and SASB. This report is available in English, Spanish and Portuguese.

  Published our inaugural Water Stewardship Report, which is aligned with the International Council on Mining and Metals Water Stewardship framework.

  Submitted our second year of GHG emissions and energy data to the CDP.

  In December 2023, we received our S&P Global Corporate Sustainability Assessment score, achieving a score of 46 out of 100, which was a 28% improvement compared to the 2022 score and was in the top quartile of the metals and mining industry.

Climate Action

On February 7, 2023, the Company published its inaugural Climate Action Report aligned with the TCFD framework. The report summarizes the Company's strategy to reduce GHG emissions and mitigate potential negative impacts of climate change on our operations. As detailed in the report, we have committed to a target of reducing the Company's scope 1 and scope 2 GHG emissions by 25% by 2030, compared to "business-as-usual" forecast GHG emissions in 2030 if no intervention measures were taken.

We are implementing initiatives at our producing mines that will reduce GHG emissions and operating costs while also considering GHG emissions mitigation opportunities at our development projects so we can achieve both production growth and our climate-related objectives. Based on an assessment of existing operations and planned expansions, we determined that diesel combustion in mobile equipment and electricity generation for fixed equipment account for nearly all our GHG emissions. As such, we have identified GHG emissions reduction initiatives focused on improving the efficiency of our haul trucks, reducing our electricity consumption and, where possible, sourcing electricity from green power sources.

The Climate Action Report provides detailed information regarding the governance framework and standards, methodology and metrics and targets applicable to the Company's GHG emissions reduction strategy. The report is available for review and download on our website at https://www.equinoxgold.com/responsible-mining/.

Diversity and Inclusion

Equinox Gold believes having a workforce with diverse backgrounds and experiences promotes innovation, improved performance and more effective decision making. We strive to have a highly talented workforce with ethnic and gender diversity that reflects the regions and communities in which we operate, and to create a welcoming and inclusive culture. Refer to the Equity, Diversity and Inclusion section of our ESG report for more information on our commitment to diversity and inclusion.

2024 Annual Meeting of Shareholders

CORPORATE GOVERNANCE OVERVIEW

Equinox Gold's success as a company, in both the public markets and the communities in which we operate, is based on our reputation for sound corporate governance and ethical business practices. We believe that good corporate governance is essential to effectively manage our Company and operations, to achieve our long-term business strategy and to maximize shareholder value.

Guidelines for effective corporate governance of listed companies are established by several sources, including National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines (together, the Corporate Governance Disclosure Rules). The Company has reviewed its own corporate governance practices considering the Corporate Governance Disclosure Rules and has complied with the applicable rules.

Ethical Business Conduct

The Board considers good corporate governance to be integral to the success of the Company and a requirement to meet its responsibilities to the Company's shareholders.

The Board, through its observations of the Company when visiting the operations and through meetings and other informal discussions with Management, believes the Company's Management team promotes a culture of ethical business conduct. Management is expected to monitor the activities of the Company's employees, consultants and agents in that regard.

The Board has adopted a Code of Conduct and Business Ethics (Code) and an Anti-Bribery and Anti-Corruption Policy ABAC Policy) to which all employees, consultants, contractors, officers and directors are expected to adhere. In addition, the Company has adopted a Supplier Code of Conduct (Supplier Code), which all suppliers are expected to adhere. A copy of the Code, the ABAC Policy and the Supplier Code are available on the Company's website and the Code has been posted on SEDAR+ and EDGAR.

Training on the Code, the ABAC Policy and other key corporate governance matters was delivered through online and in-classroom training to all employees, consultants, officers and directors in 2023. The training reviews applicable obligations and requires all participants to acknowledge their responsibility to conduct themselves in compliance with the Code and its requirements. The Board reviews compliance with the Code on an annual basis and is responsible for granting any waivers from the Code. The Company will disclose waivers (if any) from the requirements of the Code granted to directors or executive officers in the next quarterly report following the waiver. There were no waivers of the Code during 2023.

It is a requirement of applicable corporate law that directors and officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company's Articles, which are available for review on our website.

2024 Annual Meeting of Shareholders

ABOUT THE BOARD

Subject to the constating documents of the Company and applicable law, the Board has a responsibility for stewardship of the Company, including the responsibility to supervise management of and oversee conduct of the business of the Company, provide leadership and direction to Management and consider Management's performance in conjunction with the Company's compensation plans, set policies appropriate for the business of the Company, and approve corporate strategies and goals.

The Board relies on Management to ensure the Company is conducting its everyday business to the appropriate standards and to provide regular, forthright reports to the Board. The Board works with Management to develop the Company's strategic direction, including matters relating to the Company's long-term strategic plan, budgets, financial plans and strategies, and corporate opportunities, as well as identifying strategic risks. The Board and Management discuss strategic issues at quarterly Board meetings and as needed throughout the year.

The Board has developed and adopted a mandate that sets out in writing the Board's authority, responsibility and function, a copy of which is available on our website.

Independence

Independence is in part a legal and regulatory construct. It is formally assessed annually and considered continually throughout the year to ensure the directors can act objectively and in an unfettered manner, independent of Management and free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act in the Company's best interests.  The following table shows a three year look back of the Board's independence, committee independence and Board gender diversity, together with the anticipated composition of the Board for 2024.

Board	Target Standard	2024[4]	2023	2022	2021
Independent Chair	Yes[1]	Yes	Yes	Yes	Yes
Lead Director	Yes[1]	Yes	Yes	Yes	Yes
Board Independence	50%[1]	78%	75%	78%	78%
Gender Diversity	30%[2]	33%	25%	22%	22%
Committees
Audit Committee Independence	100%[3]	100%	100%	100%	100%
CN Committee Independence	100%[1]	100%	100%	100%	100%
ESG Committee Independence	N/A	66%	66%	75%	75%

Notes:

1. Recommended under Corporate Governance Disclosure Rules.

2. Target set by the Company's Diversity Policy.

3. National Instrument 52-110 - Audit Committees.

4. Based on anticipated composition of the Equinox Gold Board if all the proposed director Nominees are elected at the Meeting.

Six of the current directors and seven of the nine director nominees qualify as independent directors under the Corporate Governance Disclosure Rules. Fraz Siddiqui is "not independent" because he is the Board appointee of Mubadala Investment Company (Mubadala), an insider of Equinox Gold. See page 69 for information about Mubadala's Board nomination. Greg Smith is "not independent" because he is President and CEO of Equinox Gold.

The Company has both an independent chair and a lead director. The Board considers it good governance practice to appoint an independent lead director to help oversee the Company's corporate governance structure and act as another point of contact for the shareholder community since Ross Beaty, the Board Chair, is a founder of the Company and remains a significant shareholder.

2024 Annual Meeting of Shareholders

In-camera Meetings

The independent directors meet with the non-independent directors and Management at regularly scheduled Board meetings. They can also choose to meet in-camera (privately) at any Board meeting or can hold a separate meeting of only independent directors. In addition, the Audit Committee holds in-camera sessions with our auditor or amongst themselves at each Board meeting, and other Board committees hold in-camera sessions as required.

Position Descriptions

The Board has developed and approved written position descriptions for the chair of the Board, the chairs of the Board's committees, the Lead Director and the Company's CEO. Each position description describes the responsibilities of the relevant role; copies are available on our website.

Nomination of Directors

The CN Committee annually reviews the skills, expertise and other qualities the Board should collectively possess, and the skills, expertise and other qualities possessed by each director, to identify any gaps. This review was most recently completed in January 2024.

The CN Committee is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for the selection of new directors. While the CN Committee has the primary responsibility for identifying prospective directors, all qualified candidates proposed are considered.

During 2023, the CN Committee conducted a process to identify a new director nominee. From a list of over 20 potential candidates, the CN Committee identified a shortlist of 10 candidates based on their skills and experience, including financial expertise. In addition, gender and ethnic diversity were considered. The CN Committee Chair and the Board Chair spoke with each of the shortlisted candidates and ultimately four finalists were interviewed by the CN Committee Chair, CN Committee members and the Board Chair. The Board approved the final two individuals as nominees for election to the Board at the Meeting, and Trudy Curran accepted the offer.

Director Term Limits and Retirement

The current average tenure of the Board is four years. Equinox Gold does not believe that directors should be forced to leave the Board simply due to the length of their tenure or their age. Numerous factors are considered by the CN Committee when recommending a director for nomination. Term limit restrictions and mandatory retirement age policies do not consider the value that a knowledgeable and experienced director can provide to the Company. Instead, the CN Committee annually reviews and considers the performance of each director, amongst other factors, when determining if a director should be nominated for election. We believe this approach provides more value to the Company than if we adopted term limit restrictions or a mandatory retirement age.

Board Composition and Experience

The following table sets out the skills and areas of expertise possessed by each of the director nominees, together with key demographic information about the nominees and their existing committee memberships.

Effective October 31, 2023, Francois Bellemare resigned from the Company's Board of Directors. Mr. Bellemare was the director nominee of Mubadala under its investor rights and governance agreement with the Company. Mubadala nominated Fraz Siddiqui as its nominee and Mr. Siddiqui was appointed as a non-independent director of the Company effective October 31, 2023, to fill the vacancy created by the resignation of Mr. Bellemare.  In addition, the Board has nominated Ms. Curran as a new director nominee for 2024, following an extensive recruitment and nomination process. Additional information about each director nominee is contained in their relevant profile, starting on page 30.

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			Beaty (Chair)	Boggio (Lead)	Bélanger	Campbell	Curran	Eyre	Koval	Siddiqui	Smith	Total (of 9)
Experience and Expertise		Accounting and tax										5
		Capital markets and finance										9
		Corporate governance										9
		Executive management / senior officer experience										9
		Human resources and compensation										8
		International business										8
		Mining operations										7
		Corporate social responsibility										8
		ESG and/or HSE expertise										8
		Government relations / regulatory										9
		Strategic planning and M&A										9
		Risk Management										9
		South American mining industry										7
		North American mining industry										6
		Climate change governance										6
		Cybersecurity										1
		Board leadership										8
Board Composition		Age	72	69	62	76	61	52	66	48	48	Avg. 62 yrs.
	Gender	Male										6 (66%)
		Female										3 (33%)
		Indigenous person, member of a visible minority, or person with a disability										1 (11%)
		Independent										6 (75%)
Committees		Audit Committee		Chair
		CN Committee						Chair
		ESG Committee			Chair

2024 Annual Meeting of Shareholders

Board Education

The Compensation and Nomination Committee (CN Committee) oversees director education and development. The following resources and information are provided to new directors as part of their onboarding:

  Information explaining how the Board functions, Board committee responsibilities, and copies of the Company's governance policies, corporate charts, and historical minutes and resolutions;

  Access to recent publicly filed documents of the Company, technical reports and the Company's internal financial information;

  Access to Management and technical experts and consultants; and

  A summary of the directors' significant corporate and securities responsibilities.

Directors are encouraged to communicate with Management, internal and external auditors, and technical consultants, to keep themselves current with industry trends and developments and changes in legislation, with Management's assistance, and to attend related industry seminars and visit the Company's operations. Following initial onboarding, Directors have full access to the Company's records and meet directly with Management as required.

Directors also participate in ongoing education. During 2023, the directors participated in training on developments in sustainability disclosure reporting standards as well as political risk in Latin America, including geopolitics, political risk, corruption, resource nationalism and community relations.

Directors are encouraged to visit the Company's operations. During 2023, the directors undertook the follow site visits: Dr. Eyre visited Los Filos in January; Mr. Boggio, Dr. Eyre and Ms. Bélanger visited Greenstone in April; Mr. Beaty and Ms. Bélanger visited Santa Luz and Fazenda in April and Los Filos in May; and all the directors visited Greenstone, Mesquite, Castle Mountain, and Los Filos in October 2023.

Board and Director Assessments

The CN Committee, in conjunction with the Board, is responsible for reviewing, on an annual basis, the role and mandate of the Board, the charter of each Board committee, and the methods and processes by which the Board fulfills its duties and responsibilities.

In December 2023, the CN Committee solicited feedback on a confidential basis from each director regarding the performance and effectiveness of the Board and each Board committee, as well as individual director performance and contribution, understanding of related party conflicts (if any), and independence evaluations using third-party online evaluation questionnaires. The topics covered by the questionnaires included the director selection process, the conduct of meetings and the composition of the Board and committees, as well as peer review by each director of the conduct of the Board, the committees, and their respective members.

Also in December 2023, each director participated in a one-on-one conversation with the Lead Director (except the Lead Director, who met with the Chair), which included a discussion of the performance and effectiveness of the Board and committees, independence and conflicts of interest. The CN Committee is responsible for establishing and administering the evaluation process, discussing the results and preparing a final report with recommendations to the Board. The most recent report was delivered to the Board in February 2024.

Diversity Policy

The Company recognizes the value of diversity among its directors and Management and has adopted a diversity policy (Diversity Policy) as part of our efforts to create a diverse team and an inclusive corporate culture that solicits multiple perspectives, free of conscious or unconscious bias and discrimination. The CN Committee considers all forms of diversity when assessing the composition of the Board and recommending nominees to fill vacancies and may engage qualified, independent external advisors to conduct a search for candidates to help achieve diversity objectives, including gender diversity. In addition to considering the skills and expertise and other qualities possessed by a potential director, consideration is given to the representation level of women, Indigenous persons, members of a visible minority, persons with disabilities, age and race. A copy of the Diversity Policy is available on the Company's website.

2024 Annual Meeting of Shareholders

The Company has experienced significant growth during the last six years, largely through the Company's mergers and acquisitions and financing activities. In 2023, two (25%) of the Company's directors were women. During 2023, the CN Committee actively recruited for an additional Board member who is female and possesses the experience, skills and capabilities that will add value to the Board, the Company, and its shareholders. If all the Board nominees are elected at the Meeting, 33% of the Board members will be women.

Director Share Ownership

Non-executive directors of Equinox Gold are required to own common shares of the Company having a market value equal to four times the gross amount of their annual cash director retainer (the Share Ownership Policy). Directors are required to achieve this level of share ownership within five years from the date they are elected or appointed a director of the Company, or within five years from October 31, 2019, whichever is later.

The share ownership requirement of each non-executive director is evaluated annually.

Once a non-executive director has attained the level of share ownership prescribed by the Company's Share Ownership Policy, such individual is not required to increase their holdings to reflect subsequent fluctuations in the market price of the Company's common shares, which may cause a decrease in the value of such holdings. However, if a non-executive director fails to attain the relevant level of share ownership within the prescribed timeframe, such non-compliance will be considered by the CN Committee when determining whether to recommend the relevant director as a nominee for election at the Company's subsequent annual meeting. A copy of the Share Ownership Policy is available on our website. The number of Equinox Gold shares held by each director as at the Record Date is shown in the director nominee biographies starting on page 30.

Board Interlocks

No directors are serving together on other boards as of the date of this Circular.

2024 Annual Meeting of Shareholders

COMMITTEES OF THE BOARD

The Board has established three standing committees: the Audit Committee, the CN Committee, and the Environment, Social and Governance Committee (ESG Committee) to assist the Board in carrying out its various oversight responsibilities. Committee membership is reviewed by the CN Committee annually and any proposed changes are recommended to the Board for approval.

Each committee has a written charter describing its purpose, organisation, powers and responsibilities. The committee charters are reviewed annually to ensure they remain appropriate for the Company and are consistent with market practice and applicable law. Any changes to the charters are reviewed by the relevant committee, the CN Committee and the Board. The charters are available on the Company's website.

Audit Committee

The Audit Committee is responsible for monitoring the Company's systems and procedures for financial reporting and internal controls over financial reporting, enterprise risk management, including cybersecurity risks, reviewing certain public disclosure documents, and monitoring the performance and independence of the Company's internal and external auditors. The Audit Committee is also responsible for reviewing the Company's interim and annual financial statements and accompanying MD&A before their approval by the Board. For more information about the Audit Committee, please refer to the section titled "Audit Committee" in our Annual Information Form for the year ended December 31, 2023, which is available on the Company's website, on SEDAR+ and on EDGAR.

Membership and Meetings

Members: Lenard Boggio (Chair), Gordon Campbell, Marshall Koval

Mr. Boggio, Mr. Campbell, and Mr. Koval were all members of the Audit Committee throughout 2023. The Audit Committee met four times in 2023.

Independence

Each member of the Audit Committee is considered independent. The profiles for each committee member set out in the "Directors" section starting on page 30 describe each member's relevant knowledge and experience to serve on the Audit Committee and ensure appropriate completion of its charter.

Experience and Financial Literacy

All current members of the Audit Committee are considered financially literate. "Financially literate" means that each member can read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be expected to be raised by the Company's financial statements.

In addition, as a Fellow of the Chartered Professional Accountants of Canada and former partner of one of Canada's leading accounting firms, Mr. Boggio has the requisite professional experience in accounting to meet the criteria of an "audit committee financial expert" under the Sarbanes-Oxley Act of 2002 and is the designated financial expert of Equinox Gold.

2024 Annual Meeting of Shareholders

Key 2023 Actions

Financial reporting	Reviewed and recommended to the Board for approval the Company's annual and interim consolidated financial statements and MD&A.
Cybersecurity

Oversaw the continuing development and implementation of the Company's cybersecurity program, including risk identification, monitoring, and training. See "Cybersecurity" below for additional information.

Internal controls over financial reporting

Evaluated the appropriateness of the systems and procedures, internal controls over financial reporting, information technology systems, and disclosure controls and procedures implemented by the Company.

Audit planning and conduct of audit	Evaluated the internal audit plan and external auditor's plan.
Enterprise risk management (ERM)	Reviewed and advised on ERM processes and risk identification.
Compliance and regulatory matters

Reviewed and approved the Company's ethics and compliance program, annual compliance training and corporate governance policies, including the Company's fraud risk standard, which describes the elements of the Company's fraud risk management program.

Cybersecurity

The Company's cybersecurity program is constructed around the following key pillars, which helps the Company to respond quickly to security threats and ensure business continuity:

  Framework adoption

  Robust defence system

  Threat surface minimization

  Data flow monitoring

  Rapid recovery

  Workforce education

Management updates the Audit Committee at least quarterly regarding the Company's cybersecurity program, including the status of projects relating to each of the key pillars, the results of benchmarking cybersecurity metrics against peers and any changes in potential cybersecurity risks, together with mitigation plans.

The Company did not experience any cybersecurity attacks during 2023.

Compensation and Nomination (CN) Committee

The CN Committee is responsible for developing and implementing governance best practices and works closely with our Corporate Secretary to ensure the CN Committee is aware of developments and emerging trends in corporate governance.

Membership and Meetings

Members: Dr. Sally Eyre (Chair), Maryse Bélanger, Gordon Campbell

Dr. Eyre, Ms. Bélanger and Mr. Campbell were all members of the CN Committee throughout 2023. The CN Committee met five times in 2023.

2024 Annual Meeting of Shareholders

Independence

Each member of the CN Committee is considered independent in accordance with the Corporate Governance Disclosure Rules for determining independence. The profiles for each committee member set out in the "Directors" section starting on page 30 describe each member's relevant knowledge and experience to serve on the CN Committee and ensure appropriate completion of its charter.

Experience

All members of the CN Committee have direct experience relevant to their responsibilities as CN Committee members. Each of Dr. Eyre and Ms. Bélanger have served in senior executive positions of public companies, and Mr. Campbell has served as the Canadian High Commissioner in the United Kingdom and as the Premier of British Columbia. All members of the CN Committee have in-depth knowledge of compensation matters and their expertise enables them to assess the relative benefits and costs of compensation plans. The members' combined experience provides them with insight into the specific risks and success factors applicable to the Company's operations, which is important in setting and measuring the Company's performance metrics.

Key 2023 Actions

Board and committee membership	Reviewed and advised on the composition of the Board and committees, conducted a process to identify a new board nominee and recommended director nominees for election.
Board performance

Evaluated the effectiveness of the Board and its committees as well as the contribution of individual directors based on the results of the annual director surveys and one-on-one interviews between each director and the Lead Director.

Corporate goals and objectives	Reviewed and recommended approval of the Company's 2023 corporate objectives and evaluated the Company's performance relative to those objectives.
Compensation	Reviewed and made recommendations to the Board on compensation matters, including changes to Board and named executive officer compensation and adjustments to the Company's peer group.
Governance

Reviewed and advised on the Company's existing compliance policies and programs, including updates to the Board Mandate, Clawback Policy and Whistleblower Policy. Reviewed human resources related Whistleblower reports and Management's investigations.

Succession planning

Completed the annual update on CEO, CFO, COO and each country business unit head emergency succession plans. Reviewed and approved succession plans for the Company's General Counsel and Vice President Human Resources. Each succession plan identifies individuals to provide temporary emergency leadership coverage during unforeseen circumstances, as well as identifying individuals who could assume the relevant role on a permanent basis.

Environment, Social and Governance (ESG) Committee

The ESG Committee is responsible for developing the Company's standards, policies and programs relating to environment, social and governance matters, including health, safety, sustainable development, climate change, community relations, human rights, government relations and social responsibility, and for monitoring the Company's performance regarding the same.

Membership and Meetings

Members: Maryse Bélanger (Chair), Marshall Koval, Fraz Siddiqui

Ms. Bélanger, and Mr. Koval were members of the ESG Committee throughout 2023. Mr. Bellemare was a member of the ESG Committee from January 1, 2023 until October 31, 2023 and Mr. Siddiqui was a member of the Committee from October 31, 2023.  The ESG Committee met four times in 2023.

2024 Annual Meeting of Shareholders

Independence

Two of the current ESG Committee members (66%) are considered independent in accordance with the Corporate Governance Disclosure Rules. Mr. Siddiqui is non-independent as he is the Board appointee of Mubadala, an insider of Equinox Gold. The profiles for each committee member set out in the "Directors" section starting on page 30 describe each member's relevant knowledge and experience to serve on the ESG Committee and ensure appropriate completion of its charter.

Key 2023 Actions

Health and safety	Oversaw efforts to achieve a TRIFR per million hours worked of 3.25 or less.
Social	Oversaw efforts by the Company to enhance its community engagement processes, including advancing community dialogue at Los Filos regarding the potential life of mine plan.
Environment

Oversaw the development and adoption of the Company's GHG reduction target and efforts to mitigate the potential negative impacts of climate change on the Company's operations. Oversaw, efforts to achieve a SEIFR per million hours worked of 1.40 or less.

Governance

Oversaw the development and implementation of a double materiality assessment to assist in identifying and prioritizing the Company's most significant ESG issues according to the likelihood and severity of their potential impacts on the Company's financial value, as well as their impacts on the economy, the environment and the communities in which we work.

Reporting and disclosure

Oversaw publication of the Company's ESG report using SASB and GRI frameworks. Oversaw development and publication of the Company's inaugural Climate Action Report that is aligned with the TCFD framework and includes the Company's GHG reduction target and strategy. Oversaw publication of the Company's 2022 Water Stewardship Report, which is aligned with the International Council on Mining and Metals Water Stewardship framework.

2024 Annual Meeting of Shareholders

DIRECTORS

The Board recommends the election of nine directors at the Meeting. Other than Mr. Siddiqui and Ms. Curran, each of the director nominees was elected at the Company's 2023 annual meeting of shareholders. Effective October 31, 2023, Francois Bellemare resigned from the Company's Board of Directors. Mr. Bellemare was the director nominee of Mubadala under its investor rights and governance agreement with the Company. Mubadala nominated Fraz Siddiqui as its nominee and Mr. Siddiqui was appointed as a non-independent director of the Company effective October 31, 2023, to fill the vacancy created by the resignation of Mr. Bellemare.  In addition, following an extensive recruitment and nomination process, the Board has nominated Ms. Curran as a new director nominee for 2024.

The director nominees have been selected based on their ability to contribute a diverse range of valuable skills and experience that the Board believes is necessary to effectively fulfill its duties and responsibilities. We do not expect that any of the nominees will be unable or unwilling to serve as a director. If that should occur before the Meeting, the persons named in the proxy reserve the right to vote for another nominee, unless you specify in your proxy or voting instruction form that your shares are to be withheld from voting on the election of directors.

Advance Notice Policy

The Board has adopted an Advance Notice Policy for the nomination of directors in certain circumstances. A copy of the Advance Notice Policy is available on Equinox Gold's website. At the date of this Circular, the Company has not received notice of any additional director nominations in connection with the Meeting.

Majority Voting Policy

The Board has adopted a Majority Voting Policy. Under our Majority Voting Policy, any nominee proposed for election as a director must submit their resignation if they receive more WITHHELD votes than FOR votes. The policy only applies to uncontested elections of directors, where the number of nominees is the same as the number of directors to be elected.

Within 90 days of the relevant shareholders' meeting, the Board will determine whether to accept the resignation and issue a press release either announcing the resignation of the director or explaining the Board's reasons for not accepting the resignation. The Board will accept the resignation unless there are exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation under this policy will not participate in any Board or committee meeting at which the resignation is considered.

Nominees for Election as Directors

The term of office of each of the current directors expires at the close of the Meeting. Persons named below will be presented for election at the Meeting.

Each director elected at the Meeting will hold office until the close of our next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia).

Some of the director nominee information that follows has been furnished by the individual nominees, including their province or state of residence, principal occupation and business or employment. The number of shares, options (Options), time-based restricted share units (RSU), performance-based RSU (pRSU) and deferred share units (DSU) beneficially owned by each nominee or over which each nominee exercises control or direction set out in the tables below has been obtained from publicly available insider reporting as at the Record Date or has been provided by individual nominees.

2024 Annual Meeting of Shareholders

Ross Beaty, Chair
Principal Occupation Resource Entrepreneur		Age: 72 Residence: British Columbia, Canada Director since: December 22, 2017 Independent	Previous Voting Results 2023: 98.63% For 2022: 99.68% For 2021: 95.80% For

Mr. Beaty is the Board Chair. He is a geologist and resource company entrepreneur with more than 47 years of experience in the international minerals industry. Mr. Beaty is a past President of the Silver Institute, a Fellow of the Geological Association of Canada, the Society of Economic Geologists, and the Canadian Institute of Mining (CIM), and a recipient of the CIM's Past President Memorial Medal. Mr. Beaty has received the Association of Mineral Exploration  of B.C.'s Colin Spence Award for excellence in global mineral exploration, the 2008 Mining Person of the Year award from the Mining Association of B.C., the Viola R. MacMillan Award from the Prospectors and Developers Association of Canada, the CIM's Vale Medal for meritorious contribution to mining, the Coastal Ocean Research Institute's North Medal for Ocean  Conservation, and the Alumni Award of Distinction from UBC's School of Law. Mr. Beaty has been inducted to the Resource Hall of Fame (2015), the Business Laureates of British Columbia Hall of Fame (2017) and the Canadian Mining Hall of Fame (2018). Mr. Beaty was also appointed to The Order of Canada in 2017. Mr. Beaty was born in Vancouver, Canada and received an M.Sc., Distinction in Mineral Exploration from the Royal School of Mines, Imperial College, England, and both a Bachelor of Law and B.Sc. Honours in Geology from the University of British Columbia.

2023 Meeting Attendance			2023 Compensation
Board		5 of 5	Total cash retainer[4]	$151,440
			Value of RSU grants[5]	$151,440
Securities Held[1]	Market Value[1]		Other Directorships with Reporting Issuers
Shares[2]	25,568,641	$138,260,058	Innergex Renewable Energy Inc.	Director
Options	-	-
DSU	88,177	$476,808
RSU[3]	93,409	$505,100
Share ownership requirement achieved		Yes
Areas of Expertise
Capital markets and finance Corporate governance Board leadership Risk management Human resources and compensation International business Mining operations Accounting and tax
  Corporate social responsibility
  South American mining industry
  North American mining industry
  Executive management/senior officer experience
  Strategic planning and M&A
  ESG and/or HSE expertise
  Climate change governance
  Government relations/regulatory

Notes

1. Securities held as of March 21, 2024. Market value calculated using the closing price of our shares on the TSX on March 21, 2024 (C$7.30) and converted into US$ at an exchange rate of US$1.00 = C$1.35 as quoted by S&P Global Market Intelligence on March 21, 2024.

2. Of which 1,579,751 shares are beneficially held by Kestrel Holdings Ltd.

3. As of March 21, 2024, 43,508 RSU are unvested and 49,901 RSU are vested but Mr. Beaty has deferred receipt of such RSU. See page 64 for additional information.

4. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

5. Value of RSU granted on January 12, 2023.

2024 Annual Meeting of Shareholders

Lenard Boggio, Lead Director
Principal Occupation Corporate Director		Age: 69 Residence: British Columbia, Canada Director since: December 22, 2017 Independent	Previous Voting Results 2023: 96.30% For 2022: 85.91% For 2021: 93.78% For

Mr. Boggio is the Board's independent Lead Director and is chair of Equinox Gold's Audit Committee. Mr. Boggio is a former partner of PricewaterhouseCoopers LLP, where he was the leader of the mining industry practice in British Columbia. Mr. Boggio has significant expertise in financial reporting, auditing matters and transactions in the mineral resource and energy sectors, including with exploration, development and production stage operations in the Americas, Africa, Europe, and Asia. Mr. Boggio previously served as an independent director of several resource companies and currently serves as an independent director of Rubicon Organics, Titan Mining, and Augusta Gold. He has a Bachelor of Arts and an Honours Bachelor of Commerce degree, both from the University of Windsor. He is a past chair of the Canadian Institute of Chartered Accountants and a past president of the Institute of Chartered Accountants of BC and holds the FCPA, FCA designation. He is a member of the Canadian Institute of Corporate Directors and holds an ICD.D designation.

2023 Meeting Attendance			2023 Compensation
Board (Lead Director)		5 of 5	Total cash retainer[3]	$94,000
Audit Committee (Chair)		4 of 4	Value of RSU grants[4]	$70,000

Securities Held[1]	Market Value[1]		Other Directorships with Reporting Issuers
Shares	65,778	$355,688	Rubicon Organics Inc.	Director
Options	61,110	$74,690	Titan Mining Corporation	Director
DSU	48,127	$260,242	Augusta Gold Corp.	Director
RSU[2]	70,603	$381,779
Share ownership requirement achieved		Yes
Areas of Expertise
Accounting and tax Capital markets and finance Corporate governance Board leadership Risk management Human resources and compensation International business Mining operations
  Corporate social responsibility
  South American mining industry
  North American mining industry
  Executive management/senior officer experience
  Government relations/regulatory
  Strategic planning and M&A
  ESG and/or HSE expertise
  Cybersecurity

Notes

1. Securities held as of March 21, 2024. Market value calculated using the closing price of our shares on the TSX on March 21, 2024 (C$7.30) and converted into US$ at an exchange rate of US$1.00 = C$1.35 as quoted by S&P Global Market Intelligence on March 21, 2024.

2. As of March 21, 2024, 25,653 RSU are unvested and 44,950 RSU are vested but Mr. Boggio has deferred receipt. See page 64 for additional information.

3. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

4. Value of RSU granted on January 12, 2023.

2024 Annual Meeting of Shareholders

Maryse Bélanger
Principal Occupation Corporate Director		Age: 62 Residence: British Columbia, Canada Director since: May 15, 2020 Independent	Previous Voting Results 2023: 93.16% For 2022: 89.45% For 2021: 96.92% For

Ms. Bélanger is chair of Equinox Gold's ESG Committee and is a member of the Board's CN Committee. Ms. Bélanger has over 35 years of experience with senior gold companies globally with proven        strengths in operational excellence and efficiency, technical studies, and services. She has provided oversight and project management support through some of the mining industry's key strategic acquisitions. Ms. Bélanger was appointed Board chair at IAMGOLD in February 2022, was Interim President and CEO of IAMGOLD from May 2022 to the end of March 2023 and retired as a director in September 2023. Ms. Bélanger previously served as a director of several resource companies. She was recognized twice by the Women in Mining UK 100 Global Inspirational Women in Mining Project as one the most inspirational Global Women in Mining and named one of the ten most influential women in the mining industry. She holds a Bachelor of Science degree in Geology, a graduate certificate in Geostatistics and an ICD.D designation, and is fluent in English, French, Spanish and Portuguese.

2023 Meeting Attendance			2023 Compensation
Board		5 of 5	Total cash retainer[4]	$96,000
ESG Committee		3 of 4	Value of RSU grants[5]	$70,000
CN Committee		5 of 5
Securities Held[1]	Market Value [1]		Other Directorships with Reporting Issuers
Shares	15,235	$82,381	N/A
DSU	2,870	$15,519
RSU[2]	25,653	$138, 716
Warrants	5,525	$29,875
Share ownership requirement achieved		No3
Areas of Expertise
Capital markets and finance Corporate governance Executive management/senior officer experience Human resources compensation International business Board leadership South American mining industry
  Mining operations
  Corporate social responsibility
  Risk management and climate change governance
  ESG and/or HSE expertise
  Government relations/regulatory
  Strategic planning and M&A
  North American mining industry

Notes

1. Securities held as of March 21, 2024. Market value calculated using the closing price of our shares on the TSX on March 21, 2024 (C$7.30) and converted into US$ at an exchange rate of US$1.00 = C$1.35 as quoted by S&P Global Market Intelligence on March 21, 2024.

2. RSU are unvested. See 64 for additional information.

3. Ms. Bélanger has until May 15, 2025 to achieve the applicable share ownership requirements. See page 25 for details.

4. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

5. Value of RSU granted on January 12, 2023.

2024 Annual Meeting of Shareholders

Gordon Campbell
Principal Occupation Corporate Director		Age: 76 Residence: British Columbia, Canada Director since: March 10, 2020 Independent	Previous Voting Results 2023: 94.21% For 2022: 98.34% For 2021: 99.46% For

Mr. Campbell is a member of Equinox Gold's Audit Committee and its CN Committee. Mr. Campbell is a former Canadian diplomat and politician and was appointed to The Order of British Columbia in 2011 and The Order of Canada in 2018. From 2011 to 2016, he was the Canadian High Commissioner to the United Kingdom. He was the 34th Premier of British Columbia from 2001 to 2011 and was the leader of the Official Opposition in British Columbia from 1994 to 2001. From 1986 to 1993, Mr. Campbell was Mayor of Vancouver, British Columbia. Mr. Campbell holds a Masters of Business Administration from Simon Fraser University.

2023 Meeting Attendance			2023 Compensation
Board		5 of 5	Total cash retainer[3]	$90,000
Audit Committee		4 of 4	Value of RSU grants[4]	$70,000
CN Committee		5 of 5
Securities Held[1]	Market Value[1]		Other Directorships with Reporting Issuers
Shares	27,772	$150,174	N/A
DSU	112,627	$609,020
RSU[2]	51,715	$279,644
Share ownership requirement achieved		Yes
Areas of Expertise
Accounting and tax Capital markets and finance Corporate governance Board leadership Risk management Human resources and compensation International business			Corporate social responsibility Executive management/senior officer experience Government relation/regulatory Strategic planning and M&A ESG and/or HSE expertise Climate change governance
Notes

1. Securities held as of March 21, 2024. Market value calculated using the closing price of our shares on the TSX on March 21, 2024 (C$7.30) and converted into US$ at an exchange rate of US$1.00 = C$1.35 as quoted by S&P Global Market Intelligence on March 21, 2024.

2. As of March 21, 2023, 25,653 RSU are unvested and 26,062 RSU are vested but Mr. Campbell has deferred receipt. See page 64 for additional information.

3. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

4. Value of RSU granted on January 12, 2023.

2024 Annual Meeting of Shareholders

Dr. Sally Eyre
Principal Occupation Corporate Director	Age: 52 Residence: British Columbia, Canada Director since: October 31, 2020 Independent		Previous Voting Results 2023: 70.76% For 2022: 93.39% For 2021: 98.18% For

Dr. Eyre is chair of Equinox Gold's CN Committee. She is a mining finance professional with extensive experience in global resource capital markets and mining operations, and currently holds non-executive directorships at Ero Copper and Centamin plc. During 2011 to 2014 she served as President and CEO of Copper North Mining and prior to Copper North Mining served as Senior Vice President, Operations at Endeavour Mining, responsible for a portfolio of resource exploration, development and production projects throughout West Africa. Dr. Eyre also served as President and CEO of Etruscan Resources (now Endeavour Mining), a gold company with producing assets in West Africa. She served as Director of Business Development for Endeavour Financial and has held executive positions with a number of Canadian resource companies. Dr. Eyre has a Ph.D. in Economic Geology from the Royal School of Mines, Imperial College, London. Dr. Eyre is a member of the Society of Economic Geologists, a member of the Institute of Corporate Directors, and a former Director of the Society of Economic Geologists Canada Foundation.

2023 Meeting Attendance			2023 Compensation
Board		5 of 5	Total cash retainer[4]	$90,000
CN Committee		5 of 5	Value of RSU grants[5]	$70,000
Securities Held[1]	Market Value [1]		Other Directorships with Reporting Issuers
Shares	12,304	$66,532	Ero Copper Corp.	Director
DSU	24,785	$134,022	Centamin plc	Director
RSU[2]	39,029	$211,045
Share ownership requirement achieved		No3
Areas of Expertise
Capital markets and finance Corporate governance Executive management/senior officer experience Human resources and compensation Mining operations ESG and/or HSE experience Board leadership			International business Corporate social responsibility Risk management Government relations/regulatory Strategic planning and M&A South American mining industry North American mining industry
Notes

1. Securities held as of March 21, 2024. Market value calculated using the closing price of our shares on the TSX on March 21, 2024 (C$7.30) and converted into US$ at an exchange rate of US$1.00 = C$1.35 as quoted by S&P Global Market Intelligence on March 21, 2024.

2. As of March 21, 2023, 25,653 RSU are unvested and 13,376 RSU are vested but Dr. Eyre has deferred receipt. See page 64 for additional information.

3. Dr. Eyre has until October 31, 2025 to achieve the applicable share ownership requirements. See page 25 for details.

4. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

5. Value of RSU granted on January 12, 2023.

2024 Annual Meeting of Shareholders

Marshall Koval
Principal Occupation Director, President & CEO, Lumina Gold		Age: 66 Residence: Nevada, USA Director since: December 22, 2017 Independent	Previous Voting Results 2023: 89.20% For 2022: 89.27% For 2021: 91.85% For

Mr. Koval is a member of Equinox Gold's ESG Committee and Audit Committee. Mr. Koval is a mining executive with 44 years of experience and has worked on mining projects in over 30 countries. He previously served as a director of several resource companies and currently serves as an independent director of Adventus Mining Corporation and is a non-independent director, president and CEO of Lumina Gold Corp.  Mr. Koval was also Chair, President and CEO of Anfield Gold until it was acquired by Trek Mining in December 2017 in the transaction to form Equinox Gold. Mr. Koval holds a B.Sc. in Geology from the University of Missouri and is a registered professional geologist in North Carolina and Washington.

2023 Meeting Attendance[1]			2023 Compensation
Board		5 of 5	Total cash retainer[4]	$90,000
ESG Committee		4 of 4	Value of RSU grants[5]	$70,000
Audit Committee		2 of 2
Securities Held[2]	Market Value[2]		Other Directorships with Reporting Issuers
Shares	215,000	$1,162,592	Lumina Gold Corp.	Director, President and CEO
Options	-	-	Adventus Mining Corporation	Director
DSU	50,307	$272,030
RSU[3]	25,653	$138,716
Share ownership requirement achieved		Yes
Areas of Expertise
Accounting and tax Capital markets and finance Corporate governance Board leadership Risk management Human resources and compensation International business Mining operations
  Corporate social responsibility
  South American mining industry
  North American mining industry
  Executive management/senior officer experience
  Government relations/regulatory
  Strategic planning and M&A
  ESG and/or HSE expertise
  Climate change governance

Notes

1. Mr. Koval became an audit committee member on May 2, 2023.

2. Securities held as of March 21, 2024. Market value calculated using the closing price of our shares on the TSX on March 21, 2024 (C$7.30) and converted into US$ at an exchange rate of US$1.00 = C$1.35 as quoted by S&P Global Market Intelligence on March 21, 2024.

3. RSU are unvested. See page 64 for additional information.

4. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

5. Value of RSU granted on January 12, 2023.

2024 Annual Meeting of Shareholders

Trudy M. Curran
Principal Occupation Corporate Director		Age: 61 Residence: Alberta, Canada Director since: N/A Independent Director Nominee	No Previous Voting Results

Ms. Curran is a retired businesswoman with extensive experience in mergers and acquisitions, strategy, governance, human resources and executive compensation across a range of industries, particularly oil and gas and mining. Ms. Curran previously served as an independent director of several resource companies and currently serves as an independent director of Baytex Energy Corp., Trican Well Services Limited and the Alberta Securities Commission. She holds a Bachelor of Arts degree in English, a Bachelor of Laws degree from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors. Ms. Curran was recognized as one of the Top 100 Most Powerful Women in Canada in 2012 and is also the recipient of the Governor General's Bronze medal award for her academic, athletic and community achievements.

2023 Meeting Attendance			2023 Compensation[1]
N/A			N/A
Securities Held[2]	Market Value		Other Directorships with Reporting Issuers
Shares	4,750	$25,685	Baytex Energy Corp. Trican Well Services Limited	Director Director
Share ownership requirement		No3
Areas of Expertise
Capital markets and finance Corporate governance Executive management/senior officer experience Human resources and compensation Mining operations ESG and/or HSE experience Board leadership			International business Corporate social responsibility Risk management Government relations/regulatory Strategic planning and M&A South American mining industry North American mining industry
Notes

1. Ms. Curran is a new Director Nominee.

2. Securities held as of March 21, 2024. Market value calculated using the closing price of our shares on the TSX on March 21, 2024 (C$7.30) and converted into US$ at an exchange rate of US$1.00 = C$1.35 as quoted by S&P Global Market Intelligence on March 21, 2024.

3. If elected at the Meeting, Ms. Curran will have until May 9, 2029 to achieve the applicable share ownership requirements. See page 25 for details.

2024 Annual Meeting of Shareholders

Fraz Siddiqui
Principal Occupation Executive Director Mubadala Direct Investments		Age: 48 Residence: Dubai, United Arab Emirates Director since: October 31, 2023 Non-Independent	No Previous Voting Results

Mr. Siddiqui is a member of Equinox Gold's ESG Committee. He is an Executive Director in the direct investments platform at Mubadala Investment Company (Mubadala) and leads Mubadala's strategic partnerships for direct investments, the Japan investment mandate and technology investments across both Europe and Asia. Mr. Siddiqui holds a degree in public accountancy and an undergraduate degree in business from McGill University in Montreal. He is a Chartered Professional Accountant (CPA, CA) and is a member of CPA Canada.

2023 Meeting Attendance[1]			2023 Compensation[1]
Board		1 of 1	Total cash retainer	$13,333
ESG		N/A	Value of RSU grants[5]	$11,666
Securities Held[2]	Market Value[2]		Other Directorships with Reporting Issuers
DSU	-	-	N/A
RSU[3]	19,602	$105,996
Share ownership requirement achieved		No4
Areas of Expertise
Accounting and tax Capital markets and finance Corporate governance Strategic planning and M&A			Risk management Executive management/senior officer experience government relations/regulatory

Notes

1. Mr. Siddiqui was appointed to the Board and ESG Committee on October 31, 2023. After that date, there were no further ESG Committee meetings held in 2023.

2. Securities held as of March 21, 2024. Market value calculated using the closing price of our shares on the TSX on March 21, 2024 (C$7.30) and converted into US$ at an exchange rate of US$1.00 = C$1.35 as quoted by S&P Global Market Intelligence on March 21, 2024.

3. RSU are unvested. See page 64 for additional information.

4. Mr. Siddiqui has until October 31, 2028 to achieve the applicable share ownership requirements. See page 25 for details.

5. Value of RSU approved on January 12, 2023 and granted to Mr. Siddiqui on a pro rata basis based on his appointment to the Board on October 31, 2024.

2024 Annual Meeting of Shareholders

Greg Smith
Principal Occupation President, CEO and Director of Equinox Gold		Age: 48 Residence: British Columbia, Canada Director since: September 1, 2022 Non-Independent	Previous Voting Results 2023: 94.84%

Greg Smith was appointed CEO and a Director of Equinox Gold on September 1, 2022. Mr. Smith had been President of Equinox Gold since March 2017, and helped to lead the team through four mergers and an asset acquisition to grow the company from a single-asset developer to a multi-asset producer. He is a mining executive with over 20 years of experience. Mr. Smith previously served as a director of several resource companies and currently serves as a director of i-80 Gold Corp. Mr. Smith is also chair of Sandbox Royalties, which is currently not listed on a stock exchange. He is a Canadian Chartered Professional Account and holds an FCPA, FCA designation.

2023 Meeting Attendance			2023 Compensation
Board		5 of 5

Mr. Smith does not receive compensation for his role as a director. See the "Executive Compensation Discussion and Analysis" section beginning on page 45 for details of Mr. Smith's compensation as President and CEO of the Company.

Securities Held[1]	Market Value[1]		Other Directorships with Reporting Issuers
Shares	358,315	$1,937,555	i-80 Gold Corp.	Director
Options[2]	16,500	-
RSU[3]	339,134	$1,833,835
pRSU[4]	451,600	$2,441,985
Share ownership requirement achieved		Yes
Areas of Expertise
Accounting and tax Capital markets and finance Corporate governance Board leadership Risk management International business Corporation social responsibility Government relations/regulatory
  South American mining industry
  North American mining industry
  Executive management/senior officer experience
  Strategic planning and M&A
  Mining operations
  ESG and/or HSE expertise
  Climate change governance
  Human resources and compensation

Notes

1. Securities held as of March 21, 2024. Market value calculated using the closing price of our shares on the TSX on March 21, 2024 (C$7.30) and converted into US$ at an exchange rate of US$1.00 = C$1.35 as quoted by S&P Global Market Intelligence on March 21, 2024.

2. As of March 21, 2024, the Options held by Mr. Smith are not in-the-money as they have an exercise price of C$11.80.

3. As of March 21, 2024, 251,867 RSU are unvested and 87,267 RSU are vested but Mr. Smith has deferred receipt. See page 64 for additional information.

4. pRSU are unvested. On the Redemption Date (defined below) of the pRSU, the number of shares to be issued in satisfaction of the pRSU will vary from 0% to 200% of the number of pRSU granted based on the performance ratio.

2024 Annual Meeting of Shareholders

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as stated below, to the knowledge of the Company no proposed director:

(a) is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer (CEO) or chief financial officer (CFO) of any company (including the Company) that:

(i) was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b) is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Ms. Bélanger was a director of Mirabela Nickel Limited (MBN) from July 2014 to June 2016. On September 24, 2015, the board of directors of MBN elected to place the company into voluntary administration under the relevant provisions of the Australian Corporations Act 2001.

Mr. Boggio was a director of Great Western Minerals Group Ltd. (GWMG) from January 2013 until July 2015. In April 2015 GWMG entered a support agreement with certain of the holders of GWMG's secured convertible bonds and GWMG was subsequently granted protection from its creditors under the Companies' Creditors Arrangements Act. In December 2015 GWMG entered bankruptcy proceedings.

Ms. Bélanger and Mr. Boggio were both directors of Pure Gold Mining Inc. (Pure Gold) until March 30, 2023. Pure Gold owned the Madsen Mining property, located near Red Lake Ontario. After redeveloping the property and processing facilities, Pure Gold experienced significant start up and operational difficulties. Consequently, on October 31, 2022, Pure Gold applied for and received an initial order for creditor protection from the Supreme Court of British Columbia (Court) under the Companies' Creditors Arrangement Act (CCAA). KSV Restructuring Inc. was appointed as the monitor. On November 10, 2022, the Court approved a Sales and Investment Solicitation Process Order, among other relief. On March 30, 2023, the Court approved Pure Gold's appointment of a Chief Administrative Officer and all members of the Pure Gold board of directors resigned immediately. Pure Gold's common shares were suspended from trading on the NEX Board of the TSX Venture Exchange. Pure Gold was subsequently acquired by West Lake Gold Mines on June 16, 2023 under the CCAA proceedings.

2024 Annual Meeting of Shareholders

Ms. Curran was a director of Great Panther Mining Ltd. (Great Panther) from June 9, 2021 to December 15, 2022. On September 6, 2022, Great Panther filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which provided Great Panther with creditor protection while it sought to restructure its affairs. On November 18, 2022, the British Columbia Securities Commission issued a cease trade order in respect of Great Panther's securities as a result of its inability to file its quarterly continuous disclosure documents in accordance with Canadian securities laws. On December 16, 2022, Great Panther made a voluntary assignment into bankruptcy under the Bankruptcy and Insolvency Act (Canada) and Alvarez & Marsal Canada Inc. was appointed licensed insolvency trustee of Great Panther's estate.

The following table sets out the attendance of directors at Board and Committee meetings during the year ended December 31, 2023.

Meeting	Number of Meetings Held During 2023	Attendance
Board	Five	Full attendance by all directors [1]
Audit Committee	Four	Full attendance by all committee members
Compensation and Nomination Committee	Five	Full attendance by all committee members
Environment, Social and Governance Committee	Four	Full attendance by all committee members, other than Ms. Bélanger who was unable to attend the October 31, 2023, Committee meeting due to a previously advised conflict.

Notes:

1. Mr. Bellemare attended all Board meetings held in 2023 prior to his resignation. Mr. Siddiqui was appointed as a director of the Company on October 31, 2023 and has attended all Board meetings held since his appointment.

2024 Annual Meeting of Shareholders

DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Equinox Gold has established director compensation based on a comparison with other companies in the mining industry and considering the duties and responsibilities of our directors, both at the Board level and the committee level. Our approach to director compensation is based on being in line with the median of our peers' director compensation. The total is weighted evenly between cash and equity compensation (subject to plan limits) to reinforce our culture of share ownership. Executive directors are not paid for their services as directors. Our non-executive directors are paid for their services as directors through an annual retainer. Non-executive director compensation is not performance-based and they do not participate in the compensation programs established for Management. The following table details the retainer and meeting fee structure for non-executive directors for the 2023 and 2024 calendar years.

Type	Amount 2023 ($)	Amount 2024 ($)
Annual Board Chair Retainer[1]	302,880	306,666
Annual Board Retainer (Non-Chair, Non-Employee)[1]	140,000	150,000
Audit Committee Chair Retainer[2]	24,000	24,000
Compensation and Nomination Committee Chair Retainer[2]	20,000	20,000
Environment, Social and Governance Committee Chair Retainer[2]	16,000	16,000
Committee Member Retainer (Non-Chair)[2]	10,000	12,000

Notes:

1. Annual retainers are paid 50% in cash and 50% in equity, quarterly in arrears. The cash portion of the annual retainer may be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director. The remaining half is paid by way of RSU (in accordance with the Equinox Gold RSU plan). The actual amounts of any DSU and RSU awarded will vary depending on the share price at the time of grant.

2. Committee retainers are paid in cash, quarterly in arrears, in addition to the annual retainer. The committee retainers may be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

3. Mr. Beaty's annual retainer is granted in C$ and has been converted into US$ at an exchange rate of C$1 = US$0.74 for 2023, and C$1 = US$0.76 for 2024.

Annual Board retainer fees are paid in respect of the period starting on the date of the annual meeting of shareholders at which the director is elected or re-elected and ending on the date immediately before the date of our next annual meeting of shareholders.

The following table sets out all amounts of compensation earned by the non-executive directors for their services during the 2023 calendar year.

Director Name	Fees Earned[1] ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Ross Beaty	151,440	151,440	-	-	-	-	302,880
Maryse Bélanger	96,000	70,000	-	-	-	-	166,000
Lenard Boggio	94,000	70,000	-	-	-	-	164,000
Gordon Campbell	90,000	70,000	-	-	-	-	160,000
Dr. Sally Eyre	90,000	70,000	-	-	-	-	160,000
Marshall Koval	86,593	70,000	-	-	-	-	156,593
Fraz Siddiqui[3]	13,333	11,667	-	-	-	-	25,000
Wesley Clark[4]	30,659	70,000	-	-	-	-	100,659
François Bellemare[2]	66,667	70,000	-	-	-	-	136,667

2024 Annual Meeting of Shareholders

Notes:

1. Fees may be paid 100% in cash, 100% by way of DSUs (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

2. Mr. Bellemare resigned from the Board effective October 31, 2023.

3. Mr. Siddiqui joined the Board effective October 31, 2023.

4. General Clark did not stand for re-election at the Company's 2023 Annual Shareholder Meeting held on May 3, 2023.

The following table provides information regarding the incentive plan awards outstanding for each non-executive director at December 31, 2023.

Name[5]	Option-based Awards					Share-based Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options[1] (US$)	Number of Unvested RSU (#)	Market Value of Unvested RSU[2] (US$)
Ross Beaty	12-Jan-23	-	-	-	-	36,765	179,283
	20-Jan-22[4]	-	-	-	-	16,216	79,077
	15-Jan-21[3]	-	-	-	-	3,766	18,365
	30-Mar-20[3]	-	-	-	-	11,536	56,255
Maryse Bélanger	12-Jan-23	-	-	-	-	17,285	84,290
	20-Jan-22	-	-	-	-	4,733	23,080
Lenard Boggio	12-Jan-23	-	-	-	-	17,285	84,290
	20-Jan-22[4]	-	-	-	-	4,733	23,080
	15-Jan-21[3]	-	-	-	-	6,294	30,692
	30-Mar-20[3]	-	-	-	-	9,613	46,877
	28-Jun-19[3]	-	-	-	-	6,000	29,259
	02-Aug-18[3]	-	-	-	-	4,934	24,060
	15-Jun-17	61,110	5.65	15-Jun-24	36,556	-	-
Gordon Campbell	12-Jan-23	-	-	-	-	17,285	84,290
	20-Jan-22[4]	-	-	-	-	9,466	46,161
	15-Jan-21[3]	-	-	-	-	3,147	15,346
	30-Mar-20[3]	-	-	-	-	4,806	23,436
Dr. Sally Eyre	12-Jan-23	-	-	-	-	17,285	84,290
	20-Jan-22	-	-	-	-	4,733	23,080
Marshall Koval	12-Jan-23	-	-	-	-	17,285	84,290
	20-Jan-22	-	-	-	-	4,733	23,080
	28-Jan-19	21,818	5.25	28-Jan-24	19,660	-	-
Fraz Siddiqui	31-Oct-23	-	-	-	-	2,591	12,635

Notes:

1. Calculated using the closing price of Equinox Gold's common shares on the TSX on December 29, 2023 of C$6.44 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.32, as quoted by S&P Global Market Intelligence on December 29, 2023. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of Equinox Gold's common shares on the date of exercise.

2. Calculated by multiplying the number of RSU/pRSU by the closing price of Equinox Gold's common shares on the TSX on December 29, 2023 of C$6.44. The amount is then converted at an exchange rate of US$1.00 = C$1.32, as quoted by S&P Global Market Intelligence on December 29, 2023. The actual value realized will depend on the price of the common shares on the date of vesting and the achieved performance when applicable.

3. Director has elected to defer vesting of the applicable RSU.

4. Director has elected to defer vesting of 50% of the applicable RSU. The remaining 50% is unvested.

2024 Annual Meeting of Shareholders

Value Vested or Earned During the Year Ended December 31, 2023

Name	Option-based Awards - Value Vested During the Year ($)	Share-based Awards - Value Vested During the Year ($)[1]	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Ross Beaty	-	52,287	-
Maryse Bélanger	-	34,537	-
Lenard Boggio	-	34,537	-
Gordon Campbell	-	34,537	-
Dr. Sally Eyre	-	34,537	-
Marshall Koval	-	34,537	-
Fraz Siddiqui	-	-	-
Wesley Clark[2]	-	34,537	-
François Bellemare[2]	-	21,217	-

Notes:

1. Calculated using the market value, as defined by the respective plans, of Equinox Gold's common shares, then converting the Canadian dollars into US dollars at US$1=C$1.32 as quoted by S&P Global Market Intelligence on December 29, 2023.

2. General Clark did not stand for re-election at the Company's 2023 Annual Shareholder Meeting held on May 3, 2023 and Mr. Bellemare resigned from the Board effective October 31, 2023.

Options Exercised During the Year Ended December 31, 2023

Director	Options Exercised in 2023	Exercise Price (C$)	Exercise Date	Market Value on Exercise Date (C$)	Value of Exercised Options (US$) [1]	Total Proceeds to the Company (US$) [1]
Lenard Boggio	17,487	5.30	23-Mar-23	5.95	8,607	70,179
	21,818	5.25	20-Jun-23	6.21	15,860	86,736
Marshall Koval	17,488	5.30	21-Mar-23	5.96	8,740	70,183

Notes:

1. The amount is then converted at an exchange rate of US$1.00 = C$1.32, as quoted by S&P Global Market Intelligence on December 29, 2023. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of Equinox Gold's common shares on the date of exercise.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs (defined below). There are no loans outstanding from the Company to any of its directors or NEOs.

2024 Annual Meeting of Shareholders

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Equinox Gold has compensation practices that it believes are aligned with its shareholders, including:

  Performance-based compensation measured against a combination of operational metrics designed to increase shareholder value and total shareholder return;

  Compensation levels that balance the need to attract and retain talented executives and employees with reasonable pay levels aligned to performance;

  Double trigger change of control provisions;

  Maximum severance multiplier of two times;

  Stock options are no longer granted;

  Time-based restricted share units granted from 2022 onwards vest over three years;

  Compensation peer group that is aligned with Equinox Gold's size and scope of operations; and

  CEO required to hold shares issued on vesting of a restricted share unit for 12 months.

Equinox Gold will continue to pursue compensation practices that are aligned with shareholders and ensure we have a motivated team with the expertise required to successfully operate and grow our business.

Currency

The Company's functional currency is US dollars. All dollar amounts referenced in this Executive Compensation Discussion and Analysis, unless otherwise indicated, are expressed in US dollars. Unless otherwise stated, any US dollar amounts that have been converted from Canadian dollars have been converted at the following daily exchange rates, as quoted by S&P Global Market Intelligence:

  March 21, 2024 (Record Date): US$1.00 = C$1.35

  December 29, 2023: US$1.00 = C$1.32

  December 30, 2022: US$1.00 = C$1.35

  December 31, 2021: US$1.00 = C$1.27

Named Executive Officers (NEO)

The following discussion and analysis provides information about Equinox Gold's executive compensation for 2023. In some instances, the compensation practices and other matters described also apply to other members of Management. However, the following discussion and analysis relates specifically to the following individuals:

  Greg Smith, President and CEO

  Peter Hardie, Chief Financial Officer (CFO)

  Doug Reddy, Chief Operating Officer (COO)

  Scott Heffernan, Executive Vice President, Exploration

  Susan Toews, General Counsel and Corporate Secretary

Executive Compensation Philosophy and Objectives

Equinox Gold was formed in December 2017 with the mission of building a company that will responsibly and safely produce more than one million ounces of gold annually. We believe scale and diversification is important in the gold mining business, bringing economies of scale, better access to capital and less overall risk. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company's portfolio and strategy.

2024 Annual Meeting of Shareholders

While delivering on its growth and scale objectives, Equinox Gold focuses on creating value for shareholders by:

  Delivering on operational targets (safety, costs, production, environmental and social responsibility);

  Maintaining a strong financial position;

  Achieving internal growth through exploration, project development and continuous improvement of existing operations; and

  Delivering on external growth through value-enhancing merger and acquisition opportunities.

Equinox Gold's executive compensation philosophy and objectives are designed to incentivize and reward Management to deliver on demanding goals in the areas of focus that are likely to increase shareholder value.

Many of the executive team, including the NEOs, own shares in Equinox Gold that were purchased with their own personal finances and not through Company-awarded shares (although their personally acquired holdings have since been supplemented by Company-awarded shares). Insiders currently own approximately 8.2% of Equinox Gold's issued and outstanding shares. This is one of the highest levels of insider ownership in the Company's peer group, a distinction that is important to the Company and Management as it demonstrates a higher-level of commitment and alignment with shareholder interests and supports the Company's culture of acting like owners.

The Board reviews and approves the Company's compensation programs, as recommended by the CN Committee. The NEOs' compensation is reviewed on an annual basis. Before recommending any compensation to the Board, the CN Committee reviews compensation paid to NEOs and other senior executives of companies in the mining industry of a similar size and stage of development and determines appropriate compensation that reflects the need of the Company to provide incentive and compensation for the time and effort expended by the NEOs, while considering the financial and other resources of the Company.

Targeted market position:

  Base salaries should be positioned at or below the median of the Company's peers and competitive market.

  Short-term incentive and long-term incentive awards should be positioned near the median of our peers and competitive market. NEOs can also earn higher actual total compensation if they achieve superior performance.

Equinox Gold's executive compensation program is designed to ensure that compensation reflects performance, is fair and reasonable, and is sufficient to attract and retain qualified and experienced executives, particularly as the Company grows and demands on Management increase. This is done by considering:

  Internal and external comparisons;

  Management's long-term interests and the long-term interests of shareholders;

  Equinox Gold's financial and operating performance;

  Each executive's individual performance and contribution towards meeting corporate objectives; and

  Recommendations made by independent compensation consultants retained by the CN Committee, if deemed appropriate.

2024 Annual Meeting of Shareholders

Share Price Performance and Performance Graph

The following graph shows the value of US$100 invested in Equinox Gold's shares during the five most recently completed financial years (being the years ending December 31, 2019 to December 31, 2023) (Performance Period) compared to similar investments in the S&P Global Gold Index and the S&P TSX Composite Index. The graph also depicts total annual compensation for our NEOs for each year from January 1, 2019 to December 31, 2023.

	Dec 31, 2019 ($)	Dec 31, 2020 ($)	Dec 31, 2021 ($)	Dec 31, 2022 ($)	Dec 31, 2023 ($)
Total NEO Compensation	3.8M	6.7M	7.4M	6.9M	10.1M
Investment in EQX	100.00	134.95	87.71	42.59	63.46
Investment in S&P Global Gold Index	100.00	123.54	114.74	102.48	107.50
Investment in S&P TSX Composite Index	100.00	104.58	127.31	109.12	120.91

It is essential that Management focus on delivering on objectives that create long-term value for shareholders rather than being distracted by short-term fluctuations in share price, and that our compensation plans reflect that focus. In its first six years, the Company has grown from a single-asset developer to a multi-asset gold producer with seven operating gold mines in the Americas, an eighth mine expected to commence operations in 2024, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of expansion projects. The changes in NEO compensation shown in the performance graph above reflect this growth.

2024 Annual Meeting of Shareholders

	EQX Closing Price[1] ($)	Base ($)	S&P Global Gold Index[1] ($)	Base ($)	S&P TSX Composite Index[1] ($)	Base ($)
31-Dec-19	7.68	100.00	12.53	100.00	13,125.72	100.00
31-Dec-20	10.37	134.95	15.48	123.54	13,727.06	104.58
31-Dec-21	6.74	87.71	14.38	114.74	16,710.90	127.31
31-Dec-22	3.27	42.59	12.84	102.48	14,322.92	109.12
31-Dec-23	4.88	63.46	13.47	107.50	15,870.03	120.91

Notes:

1. Reflects the closing price as quoted on the TSX converted to US dollars at the exchange rate for each period, as quoted by S&P Global Market Intelligence.

Our share price is significantly influenced by the price of gold, as illustrated in the graph below. The price of gold is largely determined by global demand and supply, which is driven by geopolitical and economic events. During the period December 31, 2019 through to December 31, 2023, the price of gold increased from $1,523 per ounce at December 31, 2019 to $2,062 on December 31, 2023.

	Dec 31, 2019	Dec 31, 2020	Dec 31, 2021	Dec 31, 2022	Dec 31, 2023
EQX Share Price[1] ($/share)	7.68	10.37	6.74	3.27	4.88
Gold Price ($/oz)	1,523.10	1,891.10	1,820.10	1,812.35	2,062.40

Notes:

1. Reflects Equinox Gold's share price as quoted on the TSX converted to US dollars at the exchange rate for each period, as quoted by S&P Global Market Intelligence.

2024 Annual Meeting of Shareholders

Trading Restrictions

Equinox Gold encourages all employees, officers, directors and consultants (together, Company Personnel) to become shareholders of the Company on a long-term investment basis. Due to their relationship with Equinox Gold, Company Personnel may, from time to time, be aware of undisclosed material information about the Company (Inside Information).

The Company has adopted an Insider Trading and Use of Inside Information Policy that places restrictions on Company Personnel from trading our securities if they are aware of Inside Information, or during blackout periods when it is possible Company Personnel may become aware of Inside Information. This policy describes Equinox Gold's expectations and requirements for Company Personnel relating to trading of the Company's securities and is intended to help Company Personnel ensure that any purchase or sale of securities occurs without actual or perceived violation of applicable laws. In particular, the policy requires Company Personnel to keep Inside Information about the Company confidential and prohibits trading on Inside Information as well as prohibiting certain types of trading, such as hedging. A copy of the Insider Trading and Use of Inside Information Policy is available on the Company's website.

NEO Share Ownership

The Company has a Share Ownership Policy that requires certain executives to own minimum values of common shares of the Company, as follows:

  President and CEO - investment value equal to three times current annual base salary

  CFO and COO - investment value equal to one times current annual base salary

The applicable level of share ownership is required to be achieved within five years from the later of the adoption of the policy or the date the executive is appointed to their position. Only common shares can be used in the share ownership calculation and are valued, as follows:

  The number of common shares beneficially owned as at the date of adoption of the Share Ownership Policy multiplied by the closing price of the Company's shares on the TSX on the date of adoption; plus

  For common shares acquired after the date of adoption, the acquisition cost of such shares.

The table below shows the ownership levels of the NEOs as at December 31, 2023:

NEO	Base Salary ($)	Ownership Requirement ($)	Ownership Value ($)	Meets Requirement (Yes/No)
Greg Smith, CEO and President	626,141	1,878,422	2,233,779	Yes
Peter Hardie, CFO	428,280	428,280	996,735	Yes
Doug Reddy, COO	537,774	537,774	1,345,158	Yes
Scott Heffernan, EVP Exploration	358,995	n/a	n/a	n/a
Susan Toews, General Counsel and Corporate Secretary	315,531	n/a	n/a	n/a

2024 Annual Meeting of Shareholders

Compensation Risk Management

The Board and the CN Committee carefully consider potential risks when designing compensation programs, setting objectives, setting salaries and making incentive awards.

Our compensation program design and Board oversight provide several controls that mitigate compensation risks, including the following:

  Balanced compensation mix: Our executive compensation packages are designed to balance fixed and variable compensation as well as short- and long-term incentives. This mix rewards both short- and long-term performance while providing fixed-base compensation through salary, which helps to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability and creating shareholder value. Base salaries are intended to be market competitive to reduce over-reliance on variable (at risk) compensation.

  Appropriate balance of metrics and weightings: The objectives of our short-term incentive program balance growth, safety, operating, financial and share price performance and are approved by the CN Committee. They provide a balanced focus on our short-term requirements without sacrificing the long-term growth required to sustain our business.

  Capping of maximum payouts: The short-term incentive program is capped at 200% of target to limit windfall payouts. The Equinox Gold Amended and Restated Restricted Share Unit Plan (Equinox Gold RSU Plan) caps pRSU at a maximum of 300% of the number granted (pRSU granted to NEOs to the date of this Circular are capped at a maximum of 200% of the number granted).

  Mix of short- and long-term incentives: Incentive awards include a mix of annual and long-term awards that vest over time, from one to three years from the date of grant.

  Share ownership guideline: Certain NEOs are expected to hold a minimum number of shares to encourage them to consider long-term performance and multi-year goals in decision-making. See above for the guideline and current NEO share ownership levels.

  Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded with current cash or by the issuance of shares within limits approved by shareholders and as detailed in the Company's Amended and Restated Stock Option Plan (Option Plan) and the Equinox Gold RSU Plan. See page 64 onwards for a summary of each plan.

  Board discretion: Both the short- and long-term incentive programs may be changed or suspended at any time by the Board.

  Control features / plan governance: Annual goals and metrics as well as final award payout levels and cash incentives are reviewed by the CN Committee and approved by the Board. The year-end compensation review process allows the CN Committee and the Board to consider factors not included in the Company's performance when determining short-term and long-term incentives. These additional factors include value-enhancing additional key results and achievements and the share price performance shareholders experienced during the year. Taking such additional factors into account, the CN Committee and the Board may adjust awards upwards or downwards to ensure better alignment of executive compensation with the Company's performance and shareholder returns.

  Time horizon of payments or realization of value:

- Short-term incentive awards: made in the first quarter following the performance year

- RSU: vest over three years (awards before 2022 vest over two years)

- pRSU: vest at the end of three years, subject to performance criteria

  Restrictions on trading: Under the Company's Insider Trading and Use of Inside Information Policy, executives are prohibited from certain trading activities in the Company's securities, including speculating, short selling, buying or selling options, or hedging. See "Trading Restrictions" on page 49 for more information.

2024 Annual Meeting of Shareholders

  "Clawback" provision: Equinox Gold has an Executive Compensation Recovery Policy that provides for the recovery of short- and long-term incentive awards if an NEO is determined to be responsible for fraud, misconduct or negligence that results in Equinox Gold having to materially restate previously issued financial, technical or operational results; or if an NEO has engaged in fraud, theft, embezzlement, serious misconduct (including conduct that would qualify as cause for termination of employment at common law) or negligence, regardless if there was a material restatement. During 2023, the Company updated its policy for compliance with applicable NYSE Listing Standards. The changes included:

- a recovery process will start with an accounting restatement but will no longer require misconduct or fraud;

- application of the policy to all officers of the Company; and

- a requirement for the Company to recover amounts in certain circumstances.

  Executive compensation consultants: When a significant change in the design of an executive compensation program(s) is contemplated, the CN Committee engages independent executive compensation consultants to review the executive compensation policies and practices, and to propose changes to identified areas of risk.

Compensation Governance

CN Committee

The CN Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues in addition to its other duties with respect to director nominations and corporate governance. The CN Committee meets at least four times yearly and holds in-camera sessions, without the presence of Management, as needed.

The CN Committee's duties and responsibilities include:

  Periodically (not less than annually) reviewing and making recommendations to the Board with respect to the Company's overall compensation and benefits philosophies and programs for senior executive officers, including base salaries, bonus and incentive plans, deferred compensation and retirement plans, share-based plans, other benefits and perquisites, and employment and change of control agreements.

  Annually reviewing and making recommendations to the Board with respect to the compensation for the CEO and other senior executive officers of the Company including base salaries, bonuses and other performance incentives and stock-based grants, and other benefits and perquisites.

  Annually reviewing the Statement of Executive Compensation included in the management information circular and other compensation disclosure documents, and otherwise reviewing all executive compensation disclosure before it is publicly disclosed.

  Annually reviewing and recommending to the Board the compensation of the Directors, including annual Board and committee retainers, share-based grants and other benefits conferred upon the Board.

  Reviewing and reporting to the Board on potential risks arising from the Company's compensation policies and practices.

  Reviewing corporate goals and objectives relevant to the CEO and other senior executive officers, evaluating the performance of the CEO and other senior executive officers generally and in light of annual corporate goals and objectives under any incentive compensation plan, and making compensation recommendations accordingly.

2024 Annual Meeting of Shareholders

The CN Committee consults with Management on executive compensation to:

  Review the overall compensation philosophy, strategy and policies for senior executive officers.

  Administer the Company's restricted share unit plan and stock option plan and determine when they will be used as compensation for senior executive officers.

  Review annual incentive plan and long-term incentive plan awards.

  Review special compensation, recruiting, and retention programs, as and when needed.

  Set performance goals with the CEO and review the performance of the CEO annually.

Succession Planning

The Company undertakes succession planning for the CEO, other NEOs and other critical roles. Succession planning comprises having an emergency replacement plan to ensure there are qualified individuals identified who could assume the position in an emergency for a period of up to six months or until a replacement can be found. The second aspect of succession planning is to identify potential successors to fill the position on a long-term basis. Emergency replacements are reviewed annually and long-term successors every two years.

The Company evaluates candidates against the skills and experience required for the position and assesses the timeframe required to be ready to assume the role.

Composition of the CN Committee and Activities During 2023

The CN Committee is currently composed of three independent directors who possess the relevant knowledge and experience to serve on the CN Committee and ensure adherence to its charter. See "Committees of the Board" starting on page 26 for details of the current members of the CN Committee and an overview of the CN Committee's key achievements in 2023.

Management Role in Compensation Decision Making

Members of Management are invited to participate in CN Committee meetings at the discretion of the CN Committee. Management acts in an advisory and informational capacity only. The CN Committee maintains strict independence from Management. The Board is ultimately responsible for executive compensation matters.

Member(s) of Management	Role in Compensation Decision Making
VP Human Resources

Regularly presents information to the CN Committee to assist in decision making and communicates Management's experiences of the effectiveness of compensation programs to attract, retain and reward qualified personnel to oversee our operations.

CEO

Makes recommendations with respect to performance metrics, performance results and, with respect to other executive compensation, final award levels for the annual incentive program and long-term incentive plan for CN Committee and Board consideration.

Management team	Oversees day-to-day compensation matters in each office and subsidiary, within the approved operating budgets and within the parameters of our compensation philosophy.

Use of Compensation Consultants

Since 2017, the CN Committee has engaged the services of Lane Caputo Compensation Inc. (Lane Caputo) as its compensation consultant to assist Management and the CN Committee in determining appropriate compensation for our NEOs and appropriate director fees for our Board. The CN Committee approves any retainer of Lane Caputo or other compensation consultants and provides notice of such retainer to the Board.

2024 Annual Meeting of Shareholders

Lane Caputo assists Equinox Gold by providing information on appropriate peers for benchmarking, the executive compensation packages and practices of both peer companies and the broader market, as well as providing analysis of general trends and practices in executive compensation.

Name of Consultant	Executive Compensation-related Fees ($)		All Other Fees ($)
	2023	2022	2023	2022
Lane Caputo	40,290	33,942	-	-

Benchmarking

It is the Company's intention to provide total direct compensation packages to its executive officers that are competitive with those of its industry peers to ensure its executive officers are appropriately rewarded, motivated and retained. To assess the competitiveness of Equinox Gold's executive compensation packages and practices, the CN Committee compares the Company to a peer group of similar companies in the gold mining industry.

The peer group has been developed using the following criteria:

  Companies that operate in the same labour, industry, and capital markets;

  Companies that are similar in size with respect to the number of operations and annual production; and

  Companies with multiple operating locations in different jurisdictions.

2023 Peer Group Companies

Alamos Gold Inc.	B2Gold Corp.	Centerra Gold Inc.
Coeur Mining Inc.	Dundee Precious Metals Corp.	Eldorado Gold Corp.
Evolution Mining Ltd.	Hecla Mining Co.	IAMGOLD Corp.
New Gold Inc.	OceanaGold Corp.	SSR Mining Inc.

The CN Committee considered peer group compensation for comparable roles in reviewing and recommending executive compensation for 2023.

Components of NEO Compensation

Compensation of NEOs for the year ended December 31, 2023 included base salary, annual performance-based bonus (Performance Bonus(es)), long-term incentives (LTI), comprised of time-based restricted share units (RSU) and performance based restricted share units (pRSU), and other compensation such as group health benefits. Equinox Gold believes that each of these components of compensation fit into Equinox Gold's overall compensation objectives to attract and retain talented executives, reward individual and corporate performance and align executive compensation with shareholders' interests. Overall total compensation for the NEOs is positioned slightly below the 25th percentile for the Company's peer group.

2024 Annual Meeting of Shareholders

What We Pay	Why We Pay It	How It Works	Actual Market Position
Base Salary	Base salary is a fixed component of pay that compensates NEOs for fulfilling their roles and responsibilities and aids in the attraction and retention of talented executives.	Paid semi-monthly. Set in the first quarter of each year for the 12-month period of January to December.	Ranging from below 25th percentile to above 75th percentile.
Performance Bonus	Focuses and rewards NEOs on achieving the annual operating plan, budget and short-term objectives.

Performance Bonuses are paid at the discretion of the Board based on targets set as a percentage of base salary and determined against corporate and individual performance.

Performance Bonuses can range from 0% to 200% of target and are paid in the first quarter following the performance year.

Ranging from 25th percentile to above 75th percentile.
Long-term Incentives	Focuses executives on creating long-term shareholder value and aligns Management's interests with those of shareholders.

LTI awards are made at the discretion of the Board based on targets set as a percentage of base salary. Awards are granted as a combination of RSU and pRSU.

Time-based RSU granted in 2022 onwards are subject to a three-year vesting restriction. pRSU have always been subject to a three-year vesting restriction.

Below or at 25th percentile.
Employee Share Purchase Plan	Assists in attracting and retaining executives and aligns Management's interests with those of shareholders.

Eligible employees can choose to contribute between 1% and 5% of their eligible earnings to purchase Company shares.

Equinox Gold will match 100% of an employee's contributions, up to specified annual maximum amounts.

Participation in the plan is voluntary.

Benchmarks not available.
Benefits	Assists in attracting and retaining executives. Provides a better level of benefit than could be bought individually.	Extended health, dental, life, disability, and accidental death and dismemberment insurance. A healthcare spending account is also provided.	Benchmarks not available.

2024 Annual Meeting of Shareholders

Base Salary

Base salaries are determined after considering the stage of development of the Company, the NEO's responsibilities, peer group benchmarks, the Company's financial capacity and an assessment by the CN Committee and the Board.

Changes to base salaries for 2024 are shown below:

NEO	Base Salary 2023 ($)	Base Salary 2024 ($)
Greg Smith, CEO and President	626,141	626,141
Peter Hardie, CFO	428,280	445,393
Doug Reddy, COO	537,774	545,876
Scott Heffernan, EVP Exploration	358,995	373,382
Susan Toews, General Counsel and Corporate Secretary	315,531	336,052

Performance Bonuses

Bonuses (Performance Bonus) are a short-term variable component of compensation. NEOs can earn a Performance Bonus based on individual and corporate performance that maximizes the operating and financial success of the Company. Performance Bonuses are paid at the discretion of the Board. Target bonus amounts are established at a level designed to ensure that cash compensation for NEOs is competitive with that offered by the Peer Group. Targets are set as a percentage of base salary.

Actual Performance Bonuses for NEOs are determined based on several factors, including the performance of both the Company (Corporate Performance) and the individual NEO against corporate and individual performance goals, with the relative weighting between corporate and personal accomplishments reflecting the NEO's position and ability to directly impact corporate performance (weightings for each NEO are shown in the following table).

NEO	Corporate Performance Weighting	Personal Performance Weighting
Greg Smith, CEO and President	100%	0%
Peter Hardie, CFO	75%	25%
Doug Reddy, COO	75%	25%
Scott Heffernan, EVP Exploration	75%	25%
Susan Toews, General Counsel and Corporate Secretary	75%	25%

In the first quarter of each year, on the recommendation of the CN Committee, the Board approves the Corporate Performance objectives. The Board also approves a weighting for each factor in the Corporate Performance objectives, expressed as a percentage amount, with the total target Corporate Performance rating equal to 100%. In January of the following year, the CN Committee reviews performance against the Corporate Performance objectives, as well as considering other relevant events and circumstances, to establish an overall Corporate Performance rating. In general, if the performance factor is met then it is scored at the full weighting. If the performance factor is not met or if it is exceeded, the CN Committee has the discretion to score the factor at less than or more than full weighting. The Corporate Performance rating is the sum of all these scores and can therefore be more or less than 100%. In addition, the CN Committee has discretion to adjust the result yielded by the Company's objectives if appropriate. The CN Committee recommends the Corporate Performance rating to the Board for approval. A summary of the Company's performance against its 2023 objectives, including the weighting and score for each performance factor, is set out below under the heading "Corporate Performance for 2023". Individual objectives for NEOs are also determined annually. At the end of the year, each NEO's individual performance is reviewed against these objectives, as well as other relevant events and circumstances, to determine a personal performance rating.  The Company's 2024 objectives are set out below under the heading "Corporate Objectives for 2024".

2024 Annual Meeting of Shareholders

Once proposed Performance Bonuses have been calculated based on Corporate Performance and the NEO's individual performance, the CN Committee reviews the total direct compensation of the NEOs and other executives considering other relevant factors, including peer group benchmarking, share price performance and extraordinary events and transactions, and determines if any adjustment to any component of compensation is appropriate. If so, the CN Committee gives directions to enable Management to prepare a revised executive compensation proposal or exercises its discretion to adjust proposed compensation upwards or downwards depending on the relevant factors. In general, Performance Bonuses cannot exceed 200% of target. The CN Committee provides feedback and further guidance as necessary to refine the proposed compensation until a final version is approved by the CN Committee. The CN Committee then recommends the NEO's compensation to the Board for approval.

Corporate Performance for 2023

Category	Weight	Target Objective	Result	Assessment
Environment, Social and Governance	2%	3.25 TRIFR per million hours worked[1]	0%	Trailing 12-month TRIFR of 1.47 but result reduced to zero due to the fatality at Santa Luz.
	2%	1.4 SEIFR per million hours worked[1]	4%	Trailing 12-month SEIFR of 0.29.
	2%	ESG Reporting and Assessment: a) ESG Report b) Water Stewardship Report	3%	ESG report submitted on time with 25% more indicators reported than previous year. Water Stewardship Report published in Q3. Achieved Level A for 95% of TSM protocols.
	2%	Energy and greenhouse gas (GHG) emissions	3%	Climate Action Report published in Q1. Realized GHG reduction of 32% using BAU target, and 6% using intensity perspective.
Development	17%	Greenstone mine development on time and on budget	17%	Greenstone on track for first gold pour in H1 2024.
	8%	Other development: a) Castle Mountain front end engineering and design (FEED) b) Aurizona underground Feasibility Study	3%

Castle Mountain pre-FEED completed in Q2, but management determined additional optimization work required. Aurizona underground study completed in Q2, but management determined additional work is required.

Operations	18.5%	Gold production	11.7%	Production of 564,500 ounces of gold, which is above the lower end of guidance range but below the midpoint.
	18.5%	Cash costs	37.0%	Beat cash cost guidance at $1,350 per ounce.
Exploration / Mineral Resource and Reserve	7.5%	Reserve replacement through exploration	11.3%	Reserve replacement was 676,000 ounces of gold, which equates to target plus 36%.
	2.5%	Resource growth through exploration	5%	Resource growth was 482,000 ounces of gold, which equates to target plus 141%.
Corporate	20%	Implement identified strategic objectives	20%	Exceeded several of the corporate objectives identified, including asset optimization and liquidity targets.
Total	100%		115%

Notes:

1. TRIFR = Total recordable injury frequency rate. SEIFR = Significant environmental incident frequency rate. TSM = The Mining Association of Canada's Towards Sustainable Mining protocols.

2024 Annual Meeting of Shareholders

Corporate Objectives for 2024

Category	Weight	Target Measure
Environment, Social and Governance (ESG)	3%	TRIFR of 3.0 million hours worked[2]
	3%	SEIFR of 1.26 million hours worked[2]
	2%	ESG reporting and assessment, including energy and GHG emissions tracking, improved TSM assessment and water stewardship
Development	18%	Achieve Greenstone Mine commercial production
Operations	19.5%	Achieve gold production guidance
	19.5%	Achieve cash costs guidance
Exploration / Mineral Resource and Reserve	7.5%	Reserve replacement
	2.5%	Resource growth
Continuous Improvement	5%	Financial benefits in cost reduction and cash flow generation
Corporate	20%	Implement identified strategic objectives

Notes:

1. TSM = The Mining Association of Canada's Towards Sustainable Mining protocols.

2. TRIFR = Total recordable injury frequency rate. SEIFR = Significant environmental incident frequency rate. TSM = The Mining Association of Canada's Towards Sustainable Mining protocols.

Performance Bonus Targets, Awards Percentages and Actual Awards

Short-term incentive awards are granted based on the Company's performance against corporate and individual objectives, both of which are tied to our core strategy. Short-term incentives are calculated as a percentage of base salary and approved by the Board as recommended by the CN Committee. The bonus ranges were structured around a target bonus opportunity for each NEO in 2023, as follows:

NEO	Target Award (as a % of base salary)	Actual Award ($)	Actual Award (as a % of base salary)
Greg Smith, CEO and President	100%	720,062	115%
Peter Hardie, CFO	80%	441,129	103%
Doug Reddy, COO	90%	538,446	100%
Scott Heffernan, EVP Exploration	80%	348,943	97%
Susan Toews, General Counsel and Corporate Secretary	70%	287,133	91%

Long-term Incentive Awards

NEOs may also be granted RSU and pRSU as long-term incentives. We believe the mix of these incentive formats provides the best vehicle to attract and retain employees. Through these incentive alternatives, employees are given an opportunity to participate in our future success and are aligned with the interests of our shareholders. The LTI Plan provides guidelines to the Board regarding the grant of RSU and pRSU, which are limited to key management positions that have responsibility for influencing our policies and strategy, and the Company's long-term performance. The LTI can be amended or suspended at any time at the Board's discretion. The Board can also amend award targets, change performance metrics and revise the mix of award vehicles.

The Company has developed guidelines for calculating incentive target awards for eligible employees based on their position and potential for long-term contribution to our success. Targets are based on an employee's base salary and are dependent on the employee's responsibilities and contribution to our long-term performance.

The formula for the LTI calculation is as follows:

Base Salary x LTI Target % = LTI Target Amount

2024 Annual Meeting of Shareholders

The LTI Target Amount is then allocated equally between RSU and pRSU.

LTI target percentages and target amounts are detailed in the following table:

NEO	Base Salary ($)	LTI Target (%)	LTI Target Amount ($)
Greg Smith, CEO and President	626,141	140%	876,597
Peter Hardie, CFO	428,280	130%	556,765
Doug Reddy, COO	537,774	100%	537,774
Scott Heffernan, EVP Exploration	358,995	90%	323,096
Susan Toews, General Counsel and Corporate Secretary	315,531	90%	283,978

Stock Options

In 2020 the Company determined that it would no longer grant stock options and subsequently did not seek renewal of its Option Plan, with the effect that the Company is no longer able to grant additional stock options under its Option Plan. Instead, the Company grants a mix of RSU and pRSU. Stock options previously granted will remain valid until they expire.

RSU and pRSU

Restricted share units are granted under the Equinox Gold RSU Plan and may be time-based (RSU) or performance-based (pRSU). The Board considers that RSU and pRSU are an appropriate way to attract and retain NEOs, as their value is tied to the performance of the Company relative to the wider industry over the applicable performance measurement periods. The CN Committee recommends RSU and pRSU awards to the Board after considering input from Management.

Since 2022, RSU grants vest 33% one year after the grant date, 33% two years after the grant date and the remaining 34% will vest three years after grant. Grants made before 2022 vest 50% one year after the grant date and 50% two years after the grant date. The Company's CEO is required to hold shares issued on vesting of restricted share units for 12 months (CEO Hold Period). Other than the CEO Hold Period, there is no pre-determined hold period that requires a holder to hold the shares after an RSU has vested.

All pRSU are scheduled to vest three years from the grant date. The number of pRSU that vest will depend on Equinox Gold's performance against the performance criteria described in the pRSU grant notice and can range from 0% to 200% of the number granted, although the Board has discretion to amend the range from 0% to 300% under the Equinox Gold RSU Plan. It has been the Company's practice in past grants to assign performance criteria comparing the Company's total shareholder return (TSR) to the S&P Global Gold Index.

RSU and pRSU Awards for 2023 Performance

The CN Committee believes a mix of equity-based awards best rewards corporate and individual performance while aligning the interests of NEOs with those of shareholders. RSU (either time-based or performance-based) reward the NEOs' success in achieving comparatively better share price performance relative to the wider gold mining industry.

RSU granted to NEOs in 2024 for 2023 performance will vest in three tranches, as described above. pRSU granted to NEOs in 2024 for 2023 performance will vest three years from grant, and the number of pRSU that vest will be based on an assessment of the Company's TSR over the three-year period starting January 1, 2024, compared to the S&P Global Gold Index. The calculation for vesting pRSU will be as follows:

2024 Annual Meeting of Shareholders

Performance Level	TSR Percentile Ranking vs. S&P Global Gold Index	Performance Multiplier[1]
Maximum	75th percentile or above	2.0
Target	60th percentile	1.0
Minimum	30th percentile or below	0.3
	Below 30th percentile	0

Notes:

1. Payment for actual TSR performance in between performance levels is determined on a straight-line basis. The TSR measurement period starts January 1. Any payout is capped at target if the overall TSR is negative, irrespective of performance compared to the index.

Total Compensation at Target

The following table shows the total compensation for each NEO for 2023, calculated by adding the base salary, the target Performance Bonus and the LTI target amount.

NEO	Total Compensation at Target ($)
Greg Smith, CEO and President	2,128,878
Peter Hardie, CFO	1,327,669
Doug Reddy, COO	1,559,544
Scott Heffernan, EVP Exploration	969,287
Susan Toews, General Counsel and Corporate Secretary	820,381

Alignment and Retention Plan

In April 2023, the Board approved a one-time grant of RSU pursuant to an alignment and retention plan (Alignment and Retention Plan). The purpose of the Alignment and Retention Plan was to a) retain key executives and senior management over a three-year period where it is critical that we have continuity in the management team during a pivotal period in the Company's growth while Greenstone is under construction; b) focus performance on a few key measures; and c) align executive compensation with market benchmarks stated in the Company's compensation philosophy.

RSU granted pursuant to the Alignment and Retention Plan will vest at the end of December 2025 provided the relevant recipient is an employee of the Company at that date. RSU granted under the Alignment and Retention Plan are subject to the following performance criteria. Depending on what criteria are achieved, a performance multiplier of up to 125% will be applied to the RSU grant on vesting.

Objective	Measure[1]	Additional % of RSU to Vest[2]
Achieve midpoint of production guidance	1 out of 3 years	2.5%
	2 years out of 3 years	5%
	3 years out of 3 years	10%
Achieve midpoint of cash cost guidance	1 out of 3 years	2.5%
	2 years out of 3 years	5%
	3 years out of 3 years	10%
Greenstone construction	Project completion achieved by Q3 2024. Project completion defined as: an average of 80% of name plate capacity of 27,000 tonnes per day has been achieved for 30 consecutive days with a head grade that is 10% within the grade per the production schedule and recoveries of an average of 85% are also achieved over those 30 days.	5%

2024 Annual Meeting of Shareholders

Notes:

1. To calculate this measure, the relevant calendar years are 2023, 2024 and 2025.

2. Reflects the multiplier that will be applied to the original RSU grant amount if the relevant performance criteria are met. At a minimum, the RSU granted will vest at 100%. For example, assuming an individual is granted 1,000 RSU and the following performance criteria are met: production guidance met 2 out of 3 years, cash cost guidance met 1 out of 3 years, and Greenstone achieves project completion by Q3 2024, the number of RSU that will vest on the vesting date is 1,125 i.e., 1,000 x (100% + 5% + 2.5% + 5%) = 1,125. The maximum additional percentage that can be achieved is 25%.

The number of RSU granted under the Alignment and Retention Plan to each NEO was as follows:

NEO	Alignment and Retention Plan RSU Granted
Greg Smith, President and CEO	200,000
Doug Reddy, COO	125,000
Peter Hardie, CFO	125,000
Scott Heffernan, EVP Exploration	80,000
Susan Toews, General Counsel and Corporate Secretary	80,000

Summary Compensation Table

The following table provides information regarding compensation earned by each of the NEOs for the years ended December 31, 2023, 2022 and 2021.

Except as noted below, compensation is paid to the NEOs in Canadian dollars. For purposes of this disclosure, Equinox Gold has elected to report the amounts paid to NEOs in US dollars as this is the currency that the Company uses for its financial statements.

NEO	Year[1]	Salary	Share- based Awards[2],4	Option- based Awards	Non-equity Incentive Plan Compensation ($)		All other Compensation[3]	Total Compensation ($)
		($)	($)	($)	Performance Bonus ($)	Long- term Incentive Plans ($)	($)
Greg Smith, CEO and President	2023	626,141	1,815,596	-	720,062	-	6,753	3,168,551
	2022	581,859	1,325,922	-	353,261	-	27,155	2,185,262
	2021	403,937	404,051	-	375,257	-	4,483	1,187,728
Peter Hardie, CFO	2023	428,280	1,142,541	-	441,129	-	15,144	2,044,207
	2022	398,029	633,800	-	302,502	-	13,908	1,378,490
	2021	403,937	404,051	-	375,257	-	6,772	1,190,017
Doug Reddy, COO	2023	537,774	1,125,618	-	538,446	-	15,144	2,225,084
	2022	504,574	612,138	-	403,028	-	30,638	1,583,578
	2021	522,047	393,247	-	539,731	-	5,789	1,460,815
Scott Heffernan, EVP Exploration	2023	358,995	700,676	-	348,943	-	14,958	1,437,960
	2022	333,599	359,421	-	266,879	-	21,318	1,006,613
	2021	338,583	303,905	-	354,157	-	5,822	1,002,468
Susan Toews, General Counsel and Corporate Secretary[2]	2023	315,531	665,494	-	287,133	-	15,144	1,303,823
	2022	293,257	316,098	-	196,966	-	22,451	851,046
	2021	297,638	267,726	-	241,943	-	9,486	816,793

Notes:

1. Performance year to which the grant relates. In 2021 NEOs except for Ms. Toews were granted shares units on May 16, 2022. Ms. Toews was granted share units for 2021 on January 20, 2022.

2. Awards reported valued using data from the following table:

2024 Annual Meeting of Shareholders

Compensation Year	Grant Date	Option or Share Based Award	Closing Price at Grant (C$)	Exchange Rate	Award Value (US$)
2023	06-Feb-24	Share	6.01	0.741	4.45
2023	24-Apr-23	Share	6.88	0.738	5.08
2022	12-Jan-23	Share	5.37	0.747	4.01
2022	01-Sep-22	Share	4.32	0.759	3.28
2021	16-May-22	Share	6.97	0.775	5.40
2021	20-Jan-22	Share	9.02	0.802	7.24

3. All other compensation comprises taxable group benefits, parking benefits and Company contributions to an employee share purchase plan.

4. Includes one-time grant of RSU in April 2023 pursuant to the Alignment and Retention Plan. See page 59.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2023.

NEO	Grant Date	Option-based Awards[1]				Share-based Awards
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options (US$)[2]	Number of Unvested (#)		Market Value of Unvested (US$)[3]
						RSU	pRSU[6]	RSU	pRSU
Greg Smith, President and CEO[4]	24-Apr-23	-	-	-	-	-	200,000	-	975,292
	12-Jan-23	-	-	-	-	124,400	124,400	606,632	606,632
	01-Sep-22	-	-	-	-	100,000	-	487,646	-
	16-May-22	-	-	-	-	24,934	37,400	121,590	182,380
	15-May-20	16,500	11.80	15-May-25	-	-	-	-	-
Peter Hardie, CFO	24-Apr-23	-	-	-	-	-	125,000	-	609,558
	12-Jan-23	-	-	-	-	79,000	79,000	385,240	385,240
	16-May-22	-	-	-	-	12,467	37,400	60,795	182,380
	15-May-20	14,500	11.80	15-May-25	-	-	-	-	-
	28-Jan-19	-	-	-	-	-	16,065	-	78,340
Doug Reddy, COO[5]	24-Apr-23	-	-	-	-	-	125,000	-	609,558
	12-Jan-23	-	-	-	-	76,300	76,300	372,074	372,074
	16-May-22	-	-	-	-	36,400	36,400	177,503	177,503
	15-May-20	14,500	11.80	15-May-25	-	-	-	-	-
	11-Jul-16	26,480	1.89	11-Jul-26	91,232	-	-	-	-
Scott Heffernan, EVP Exploration	24-Apr-23	-	-	-	-	-	80,000	-	390,117
	12-Jan-23	-	-	-	-	44,800	22,400	218,465	109,233
	20-Jan-22	-	-	-	-	7,000	21,000	34,135	102,406
	15-May-20	8,700	11.80	15-May-25	-	-	-	-	-
	28-Jan-19	-	-	-	-	-	11,900	-	58,030
Susan Toews, General Counsel and Corporate Secretary	24-Apr-23	-	-	-	-	-	80,000	-	390,117
	12-Jan-23	-	-	-	-	39,400	39,400	192,133	192,133
	20-Jan-22	-	-	-	-	18,500	18,500	90,215	90,215
	15-Jan-21	-	-	-	-	10,900	-	53,153	-
	15-May-20	9,000	11.80	15-May-25	-	3,750	-	18,287	-
	28-Jan-19	-	-	-	-	-	8,663	-	42,245

2024 Annual Meeting of Shareholders

Notes:

1. Unless noted otherwise, options and share based awards granted for performance in the prior year e.g. Options granted in 2020 were for 2019 performance.

2. Calculated using the closing price of Equinox Gold's common shares on the TSX on December 29, 2023 of C$6.44 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.32, as quoted by S&P Global Market Intelligence on December 29, 2023. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of Equinox Gold's common shares on the date of exercise.

3. Calculated by multiplying the number of RSU/pRSU by the closing price of Equinox Gold's common shares on the TSX on December 29, 2023 of C$6.44. The amount is then converted at an exchange rate of US$1.00 = C$1.32 as quoted by S&P Global Market Intelligence on December 29, 2023. The actual value realized will depend on the price of the common shares on the date of vesting and the achieved performance when applicable.

4. Mr. Smith was appointed CEO of the Company effective September 1, 2022 and received a grant of 100,000 RSU on appointment.

5. Mr. Reddy was Senior Vice President Technical Services of Leagold before his appointment as Executive Vice President Technical Services of the Company in March 2020 (Mr. Reddy was appointed to his current position of COO on September 1, 2020). Options and share based compensation granted to Mr. Reddy before March 10, 2020 were granted by Leagold and adjusted in accordance with the plan of arrangement for the Leagold acquisition.

6. Includes one-time grant of RSU in April 2023 pursuant to the Alignment and Retention Plan. See page 59.

Value Vested or Earned During the Year Ended December 31, 2023

NEO	Option-based Awards - Value Vested During the Year[1] ($)	Share-based Awards - Value Vested During the Year[2] ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year[3] ($)
Greg Smith, CEO and President	-	272,187	720,062
Peter Hardie, CFO	-	103,077	441,129
Doug Reddy, COO	-	101,373	538,446
Scott Heffernan, EVP Exploration	-	56,988	348,943
Susan Toews, General Counsel and Corporate Secretary	-	50,714	287,133

Notes:

1. Calculated using the closing price of Equinox Gold's common shares on the TSX on the relevant vesting date converted into US dollars at US$1=C$1.32 as quoted by S&P Global Market Intelligence on December 29, 2023.

2. Calculated using the market value, as defined by the respective plans, of Equinox Gold's common shares, then converting the Canadian dollars into US dollars at US$1=C$1.32 as quoted by S&P Global Market Intelligence on December 29, 2023.

3. Amounts shown represent performance-based cash bonus awarded for 2023 performance and were paid on February 15, 2024.

Options Exercised during the Year Ended December 31, 2023

The following table provides details regarding stock options exercised by the NEOs during the year ended December 31, 2023.

NEO	Options Exercised in 2023	Exercise Price (C$)	Exercise Date	Market Value on Exercise Date (C$)	Value of Exercised Options[1] (US$)	Total Proceeds to the Company[1] (US$)
Peter Hardie, CFO	12,275	5.25	10-Apr-23	7.52	21,053	48,798
	12,265	5.25	1-Dec-23	7.27	18,760	48,758
Scott Heffernan, EVP Exploration	28,000	5.45	12-Jan-23	5.60	3,074	115,551
	18,180	5.25	19-Sep-23	6.95	23,402	72,272
Susan Toews, General Counsel and Corporate Secretary	13,240	5.25	22-Dec-23	6.75	15,038	52,634

Notes:
1. Converted into US dollars at US$1=C$1.32 as quoted by S&P Global Market Intelligence on December 29, 2023.

2024 Annual Meeting of Shareholders

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year of December 31, 2023.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, and Rights[1],2	Weighted Average Exercise Price of Outstanding Options, and Rights (C$)[3]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)[4,5]
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	7,578,623	5.63	4,821,377
Equity compensation plans not approved by shareholders	-	-	-
Total	7,578,623	5.63	4,821,377

Notes:

1. Represents the aggregate number of common shares of Equinox Gold reserved for issuance on: exercise of outstanding stock options (1,097,150 common shares); on the vesting of outstanding time-based RSU (2,203,148 common shares); and performance-based pRSU assuming maximum performance (4,278,325 common shares).

2. The Company assumed Leagold's stock option plan (Leagold Plan) as part of the Company's acquisition of Leagold effective March 10, 2020, and Premier's stock option plan (Premier Plan) as part of the Company's acquisition of Premier, effective April 7, 2021. The total number of stock options outstanding as of December 31, 2023 (1,097,150) includes 33,100 stock options outstanding under the Leagold Plan and 761,574 stock options outstanding under the Premier Plan.

3. The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Options outstanding under the Option Plan, the Leagold Plan, and the Premier Plan. There is no exercise price associated with the RSU or pRSU outstanding under the RSU Plan.

4. Amount represents the aggregate number of common shares remaining available for future issuance under the RSU Plan as of December 31, 2023, after excluding the number of common shares issuable upon the vesting of outstanding RSU and pRSU that can be satisfied in shares, assuming maximum performance (being 6,481,473). In 2020, the Company determined that it would no longer issue stock options and subsequently did not seek renewal of the Option Plan, with the effect that the Company will no longer grant new stock options under the Option Plan. No further stock options may be granted under the Leagold Plan or the Premier Plan.

5. Subject to the policies of the TSX, the maximum number of Equinox Gold shares that may be issued under the Plan is 12,400,000 representing approximately 3.9% of the Company's issued and outstanding common shares as of December 31, 2023.

Option-based Awards

The shareholders of the Company adopted the Equinox Gold Option Plan on July 26, 2018, which was subsequently amended and restated on May 1, 2019 at a meeting of shareholders (the Option Plan). In connection with the Company's graduation to the TSX, the Board amended the Option Plan, with such amendments effective on October 30, 2019. The amendments to the Option Plan were administrative to comply with the policies of the TSX and no shareholder approval was required for such amendments. In 2020, the Company determined it would no longer grant stock options.  Since the Company has not sought renewal of the Option Plan from shareholders, it cannot issue additional stock options under the Option Plan.

The following is a summary of certain material terms of the Option Plan. All outstanding stock options of the Company (Options) under the Option Plan are governed by such terms. A copy of the Option Plan is available on SEDAR+ and EDGAR.

  Eligibility:  Officers, directors, consultants, and employees of the Company and its affiliates are eligible for grants under the Option Plan, as determined by the Board. However, in 2020 it was determined the Company would no longer issue Options.
  Exercise Price: The exercise price of each Option granted must not be less than the closing market price of the Equinox Gold shares on the trading day before the Option is granted.

2024 Annual Meeting of Shareholders
  Expiry: The Board sets the term of an Option at the time a grant is made under the Option Plan, subject to a limit of 10 years from the date of grant. The term of an Option may be extended by up to 10 business days if the Option expires during a Blackout Period (as defined below) imposed by the Company.
  Vesting: The Board sets the time period in which the Options will vest.
  Exercise of Options: Options may be exercised by providing written notice to the Company and by payment of the exercise price in Canadian funds.
  Transferability: Options granted under the Option Plan cannot be transferred or assigned by an option holder (Optionee) other than by will or the laws of descent and distribution.
  Outstanding Options: As of the Record Date, there were 1,290,591 Options outstanding, representing approximately 0.41% of the Equinox Gold shares outstanding. As the Company has not sought renewal of the Option Plan from shareholders, it cannot issue additional Options.
  Acceleration on Change of Control: Upon a change of control, all Options will become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.
  Plan Amendments: The Board has authority over administration of the Option Plan and can make amendments of a "housekeeping" nature.
  Regulatory and Shareholder Approval: The Board can make other amendments to the Option Plan, subject to shareholder and regulatory approval, including:

- Amending non-executive director participation limits.

- Reducing the exercise price of Options granted to any Optionee.

- Canceling and reissuing Options or substituting Options with other awards or cash.

- Modifying the provisions limiting the participation of insiders.

- Extending the term of the Options granted to any Optionee, subject to certain exceptions.

- Increasing the maximum number of Equinox Gold shares issuable under the Option Plan to exceed 10% of the issued common shares of the Company outstanding at the time of grant, determined in accordance with the Option Plan.

- Modifying the provisions to allow for the transfer or assignment of Options granted other than in the event of death and/or disability.

- Changing the class of participants eligible to participate under the Option Plan.

Share-based Awards

The shareholders of the Company adopted the Equinox Gold RSU Plan (RSU Plan) on July 26, 2018, which was subsequently amended and restated on May 1, 2019, at a meeting of shareholders. In connection with the Company's graduation to the TSX, the Board amended the RSU Plan, with such amendments effective on October 30, 2019. The amendments to the RSU Plan were administrative to comply with the policies of the TSX and no shareholder approval was required for such amendments. Effective February 24, 2022, the Board made certain administrative amendments to the RSU Plan, including adding a 12-month hold period for common shares issued to the CEO on vesting of share units, removing automatic accelerated vesting of share units on a change of control, and other revisions for consistency with the applicable regulatory requirements of the TSX. Shareholder approval was not required for such amendments as the RSU Plan contains specific amendment provisions pursuant to which such amendments may be made to the RSU Plan upon approval of the Board, without shareholder approval. The RSU Plan was subsequently amended and restated on May 4, 2022, at a meeting of shareholders.

2024 Annual Meeting of Shareholders

The following is a summary of certain material terms of the RSU Plan. All outstanding RSU and pRSU granted under the RSU Plan are governed by the terms set out in the Plan. A copy of the RSU Plan is available on SEDAR+ and EDGAR.

  Eligibility:  Employees, consultants, directors and officers Company and its affiliates (Eligible Persons) are eligible for grants under the RSU Plan, as determined by the Board.
  Vesting: Participants in the RSU Plan receive one Equinox Gold common share for each RSU that vests. Certain pRSU are subject to a maximum multiplier of two, such that one pRSU may equate to more than one Equinox Gold share upon redemption. The value of the multiplier is subject to performance-based criteria and the fair market value of Equinox Gold shares at the time of redemption.
  Redemption: Unless redeemed earlier in accordance with the RSU Plan, RSU or pRSU of each Eligible Person will be redeemed on the earlier of a date determined by the Board or the third anniversary of the grant date.
  Deferral: Subject to the terms of the RSU Plan, Eligible Persons may elect to defer the receipt of all or any part of their entitlement to Equinox Gold shares until a deferred payment date.
  Transferability: Share units under the RSU Plan cannot be transferred or assigned, other than by will or the laws of descent and distribution.
  Plan Maximum: Subject to the policies of the TSX, the maximum number of Equinox Gold shares that may be issued under the RSU Plan is 12,400,000 representing approximately 3.76% of the Company's issued and outstanding common shares as of March 21, 2024.
  Shares Available for Issue: As of the Record Date, there are 2,819,723 Equinox Gold shares available for future issuance under the RSU Plan (representing 0.9% of the Company's issued and outstanding common shares), after considering the number of common shares issuable upon the vesting of previously issued RSU and pRSU (assuming maximum performance) granted (collectively, the Issued RSU), with such number of common shares issuable on vesting of the Issued RSU being 4,754,606 or 1.52% of the Company's issued and outstanding common shares as of the Record Date.
  Acceleration on Change of Control: There is no accelerated vesting of RSU or pRSU in the event of a change of control except as provided for in an Eligible Person's employment agreement.
  Amendments Without Approval: The Board has authority over administration of the RSU Plan and can amend the terms and conditions on which restricted share units may be granted as necessary to ensure that the RSU Plan complies with the applicable regulatory requirements, or make amendments that are of a "housekeeping" nature.
  Amendments with Approval: The Board can make the following amendments to the RSU Plan, subject to shareholder approval:

- Increasing the number or percentage of issued and outstanding common shares available for grant under the RSU Plan.

- Changing the method of calculation of redemption of RSU or pRSU held by Eligible Persons, including insiders.

- Amending the non-executive director participation limits.

- Extending the term of any RSU or pRSU.

- Permitting RSU or pRSU to be transferable or assignable (other than by will or the laws of descent and distribution).

- Amending the eligibility for participation under the RSU Plan.

- Removing or exceeding the participation limits for insiders.

- Cancelling or reissuing any restricted share unit or substitutes restricted share unit with other awards or cash.

- Amending the amendment provisions of the RSU Plan.

2024 Annual Meeting of Shareholders

Annual Burn Rate Under Equity Compensation Plans

The following table shows the total number of Options and RSU granted in each of the past three years (to all Eligible Persons), and the potential dilutive effect such awards have, assuming that each is paid out in Equinox Gold shares. The burn rate for a given year is calculated by dividing the number of Options or RSU granted during the year or for performance during that year by the weighted average number of Equinox Gold shares outstanding during the year.

Period[1]	RSU Granted[2]	Options Granted	Weighted Average Equinox Gold Shares Outstanding
	(Burn Rate)	(Burn Rate)
2023	3,203,791 (1.0%)	0	312,765,516
2022	2,232,760 (0.7%)	0	304,001,631
2021	1,211,371 (0.4%)	0	301,324,604

Notes:

1. Period includes all Options and RSU granted during the relevant calendar year, together with Options and RSU granted for performance in that calendar year (e.g. RSU granted in January 2024 for 2023 performance are included for the purpose of calculating the 2023 burn rate).

2. Certain RSU are subject to a maximum multiplier ranging from 1.5 to 2.0 such that one RSU may equate to more than one Equinox Gold share upon redemption.

The total annual burn rate of all the combined equity awards (excluding the pRSU multiplier) granted in each year 2023, 2022 and 2021 is 1%, 0.7% and 0.4%, respectively. The total annual burn rate of all the combined equity awards (assuming the relevant maximum pRSU multiplier) granted in each year 2023, 2022 and 2021 is 1.3%, 0.9% and 0.8%, respectively.

Employment, Consulting and Management Agreements

Other than the employment agreements listed below, the Company does not have any agreement or arrangement under which compensation was provided during the most recently completed financial year or that is payable in respect of services provided to the Company or any of its subsidiaries that were: (a) performed by an NEO or director of the Company; or (b) performed by any other party that provided services that are typically provided by an NEO or director of the Company.

NEO	Title	Effective Date of Employment Agreement[1]	Key Terms of NEO Employment Agreements
Greg Smith	President and CEO	March 10, 2020

The duties to be performed by each NEO are prescribed by their respective agreements and positions. The terms of each NEO's employment agreement are for an indefinite period and provide for, amongst other things, a base salary (which may be adjusted annually by the Board), discretionary bonus and extended benefits. In addition, each employment agreement contains provisions for compensation in the event of the termination of the relevant NEO or in the event of a Change of Control of the Company as more particularly described under the heading "Termination and Change of Control Benefits" that follows.

Peter Hardie	CFO	March 10, 2020
Doug Reddy	COO	July 1, 2020
Scott Heffernan	EVP Exploration	March 10, 2020
Susan Toews	General Counsel and Corporate Secretary	March 10, 2020

Notes:

1. Reflects the effective date of each NEO's current employment agreement. Mr. Reddy was originally employed by Leagold on September 8, 2016, and became Vice President Technical Services of the Company in March 2020, following the Leagold Acquisition. He was subsequently appointed COO effective September 1, 2020. The effective date of Messrs. Hardie and Heffernan's original employment agreements with the Company was May 31, 2017, Mr. Smith's was March 31, 2017 and Ms. Toews' was April 1, 2018.

2024 Annual Meeting of Shareholders

Termination and Change of Control Benefits

At December 31, 2023, the Company had employment agreements in place with each NEO that provide for payments, following or in connection with any termination (whether voluntary, involuntary or for Cause), resignation, retirement, a Change of Control of the Company or its subsidiaries or a change in responsibilities of the NEOs following a Change of Control (each a "Termination Event").

For the purposes of this section, "Cause" means circumstances in which the Executive: (i) materially breaches their duties under this Agreement, including any applicable law, regulation, rule, or Equinox Gold's written policies and procedures; (ii) engages in conduct that is demonstrably detrimental to the reputation of Equinox Gold; (iii) commits an act of fraud or material dishonesty in connection with their employment under this Agreement; or (iv) otherwise engages in any act or omission which would in law permit an employer to, without notice or payment in lieu of notice, terminate the employment of an employee.

A "Change of Control" means:

(a) Any sale, reorganization, amalgamation, merger or other transaction or series of transactions as a result of which an entity or group of entities acting jointly or in concert (whether by means of a shareholders agreement or otherwise) becomes the owner, legal or beneficial, directly or indirectly, of fifty percent (50%) or more of the common shares of Equinox Gold or exercises control or direction over fifty percent (50%) or more of the common shares of Equinox Gold (other than solely involving Equinox Gold and one or more of its affiliates); or

(b) A sale, lease or other disposition of greater than 50% of the fair market value of the property or assets of Equinox Gold other than a sale, lease or other disposition to an affiliate(s) or subsidiary(s) of Equinox Gold; or

(c) A change in the composition of the Board occurring at a meeting of the shareholders of Equinox Gold, such that individuals who are members of the Board immediately prior to such meeting cease to constitute a majority of the Board without the Board (as constituted immediately prior to such meeting) approving of such change.

The following table summarizes the material terms and conditions that apply on the occurrence of a Termination Event. As used in the table, Termination Date means the effective date of the termination of the employment of an NEO.

Compensation Element	Termination Event
	Resignation	Termination with Cause	Termination Without Cause	Change of Control [2],3	Death
Severance[1]	None	None	1.5 x NEO's Base Salary on the Termination Date plus 1.5 x NEO's Annual Target Bonus plus 5% of 1.5 x NEO's Base Salary in lieu of benefits	2 x NEO's Base Salary on the Termination Date plus 2 x NEO's Annual Target Bonus plus 5% of 2 x NEO's Base Salary in lieu of benefits	None
Salary	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date

2024 Annual Meeting of Shareholders

Compensation Element	Termination Event
	Resignation	Termination with Cause	Termination Without Cause	Change of Control [2],3	Death
Annual Incentive Bonus	None	None	None (see "Severance" section above)	None (see "Severance" section above)	Any bonus or incentive that should be awarded as determined under the bonus plan
pRSU	Unvested pRSU are forfeited	Unvested pRSU are forfeited	Unvested pRSU are forfeited	Unvested pRSU are vested	Unvested pRSU are forfeited
RSU	Unvested RSU are forfeited	Unvested RSU are forfeited	Unvested RSU are forfeited	Unvested RSU are vested	Unvested RSU are forfeited
Options	Unvested options are forfeited	Unvested options are forfeited	Dealt with in accordance with plan	Unvested options are vested	Dealt with in accordance with plan
Employee Share Purchase Plan	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO
Benefits	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date

Notes:

1. Severance will be in full and final settlement of any and all claims of any kind the NEO may have arising out of their employment with the Company and such Termination Event and, as a precondition to receipt of the Severance, the NEO will execute a release in favour of the Company stating that the NEO will have no action, cause of action, claim or demand of any kind whatsoever against the Company, or any of its respective directors, officers, employees or agents of the Company as a consequence of such Termination Event.

2. Applies to any termination instigated by the Company or where the NEO resigns from the Company within 30 days of an adverse role change during the 12-month period immediately following a Change of Control.

3. Mr. Heffernan's severance in the event of a Change of Control is as follows: 1.5 x Base Salary on the Termination Date plus 1.5 x Annual Target Bonus plus 5% of 1.5 x Base Salary in lieu of benefits.

The following table sets out the estimated value of incremental payments, payables, and benefits that each NEO would have been entitled to receive had they been terminated effective December 31, 2023.

NEO	Termination Event
	Termination Without Cause ($)	Change of Control ($)
Greg Smith, President and CEO	1,925,382	2,567,176
Peter Hardie, CFO	1,188,478	1,584,638
Doug Reddy, COO	1,572,988	2,097,317
Scott Heffernan, EVP Exploration	996,212	996,212
Susan Toews, General Counsel and Corporate Secretary	828,269	828,269

Pension Plan Benefits

No pension or retirement benefit plans or deferred compensation plans have been instituted by the Company.

2024 Annual Meeting of Shareholders

ADDITIONAL INFORMATION

Additional information relating to Equinox Gold and its business activities including financial information provided in Equinox Gold's annual audited consolidated financial statements and related MD&A for the financial year ended December 31, 2023, is available on SEDAR+ and EDGAR and on the Company's website. Shareholders may also contact the Company at 1-833-EQX-GOLD (1-833-379-4653) in North America or 1-604-558-0560 if International to request copies of these documents, which will be provided free of charge. Following the Meeting, the voting results for each item on the proxy form will be available on SEDAR+, on EDGAR and on the Company's website.

Shares and Principal Shareholders

The Company is authorized to issue an unlimited number of Equinox Gold shares without par value. As of March 21, 2024, there were 329,675,095 Equinox Gold shares issued and outstanding, each carrying the right to one vote per share.

To the knowledge of the directors and NEOs of the Company, no person, firm or company beneficially owned, controlled or directed, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company as at the Record Date.

Management Contracts

Our management functions are not, to any substantial degree, performed by a person other than directors or senior officers of the Company.

Interest of Certain Persons in Matters to be Acted Upon

Except as describe below, none of the directors or executive officers at any time since January 1, 2023, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of our shares or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

On October 31, 2023, the Company closed a gold purchase and sale arrangement with Sandbox and Regal Partners Royalties A PTY Limited (Regal and together with Sandbox, the Purchasers) (Sandbox Arrangement). Under the Sandbox Arrangement, in exchange for an upfront payment of $75 million on October 31, 2023, the Company is required to deliver to the Purchasers a monthly amount of gold equal to the greater of: a) 500 gold ounces and b) 1.8% of the gold produced from Greenstone each month on a 100% basis. Gold deliveries commenced in November 2023 and will continue until a total of 90,000 ounces has been delivered. Gold deliveries are calculated based on Greenstone production but can be settled using production from any of the Company's operating mines. Greg Smith, President, CEO and a director of the Company is also the chair of the board of directors of Sandbox.  As such, Mr. Smith disclosed his interest and did not vote in respect of the Sandbox Arrangement or participate in the related negotiations.

The Company is party to an investor rights agreement (Investor Rights Agreement) dated April 11, 2019, as amended September 20, 2023, with Mubadala, pursuant to which Mubadala holds certain non-dilution rights that allow it to maintain its pro rata interest in the Company, together with a right, for so long as Mubadala holds at least 10% of the issued and outstanding shares of the Company on a pro forma basis, to identify a Board nominee to be nominated at each annual shareholder meeting at which directors of the Company are to be elected. On September 21, 2023, the Company closed a bought deal offering of 4.75% unsecured convertible senior notes (2023 Convertible Notes) for gross proceeds of $172.5 million. At the time of the offering, Mr. Bellemare was Mubadala's Board nominee. Given Mubadala's rights under the Investor Rights Agreement in connection with the 2023 Convertible Notes, Mr. Bellemare disclosed his interest and did not vote in respect of the matter.

2024 Annual Meeting of Shareholders

Indebtedness of Directors and Executive Officers

As of the date of this Circular, none of our executive officers, directors, employees or former executive officers, directors or employees of the Company or any of our subsidiaries is indebted to the Company or any of our subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of our subsidiaries. Similarly, the Company was not indebted to any of its directors, officers or employees during 2023.

Interest of Informed Persons in Material Transactions

No informed person (as that term is defined in NI 51-102), proposed director, or any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction since January 1, 2023, or in any proposed transaction, that has materially affected or will materially affect the Company or any of our subsidiaries.

Forward-looking Statements

This Circular contains certain forward-looking statements and forward-looking information within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information. Actual results of operations and the ensuing financial results may vary materially from the amounts set out in future-oriented financial information or financial outlook information. Forward-looking statements contained in this Circular are based on expectations, estimates and projections as of the date of this Circular and include, without limitation: those statements made in the "Letter from the Chairman" and "Letter from the Chief Executive Officer"; statements relating to the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operational performance, including investment returns; the Company's production and cost guidance; the timing for and the Company's ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Castle Mountain, Los Filos and Aurizona; the Company's ability to successfully renegotiate existing land access agreements at Los Filos and the potential  impact on Los Filos if those negotiations are unsuccessful; the strength of the Company's balance sheet, and the Company's liquidity and future cash requirements; the aggregate value of common shares that may be issued pursuant to the at-the-market equity offering program; the potential future offerings of securities under the Company's base shelf prospectus or corresponding registration statement on Form F-10 and any prospectus supplement; the Company's expectations for reducing its GHG emissions and the impact of its operations on climate change, including reaching its GHG emissions reduction target and implementing its water stewardship strategy; the expectations for the Company's investments in Sandbox, i-80 Gold Corp. and Bear Creek Mining Corporation; gold price performance; and the conversion of Mineral Resources to Mineral Reserves.

Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Circular, words such as "believe", "will", "advance", "plan", "achieve", "strategy", "intend", "expect", "estimate", "plan", "objective", "anticipate", "target", "on track", "on budget", "potential" and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", or "should" or the negative connotation of such terms. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; that existing assets are retained and continue to produce at current rates; expectations regarding the impact of macroeconomic factors on the Company's operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; the availability of funds for the Company's projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; construction and commissioning of Greenstone being completed and performed in accordance with current expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the mine plans and estimated development schedules remaining consistent with the plans outlined in the technical report  for each project; tonnage of ore to be mined and processed and ore grades and recoveries remaining consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company's working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals being received in a timely manner; the Company's ability to comply with environmental, health and safety laws and other regulatory requirements; the Company's ability to achieve its objective of becoming an industry leader for responsible mining and sustainable development; the strategic visions for Sandbox, i-80 Gold, and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Bear Creek to meet its  payment commitment to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements.

2024 Annual Meeting of Shareholders

The Company cautions that forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and forward-looking information contained in this Circular and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and condition; construction and operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company's production and cost estimates; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and its joint venture partner; and the potential failure by  Bear Creek to meet  its commitment to the Company; and those factors identified in the section "Risks Related to the Business" in the Company's most recently filed Annual Information Form, together with the risks identified in the section "Risks and Uncertainties" in the Company's MD&A dated February 21, 2024 for the year ended December 31, 2023, which are both available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Forward-looking statements and forward-looking information are designed to help readers understand Management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or forward-looking information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and forward-looking information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and forward-looking information contained in this Circular are expressly qualified in their entirety by these cautionary notes and forward-looking statements.

Address:
Suite 1501 - 700 West Pender Street
Vancouver, BC  Canada V6C 1G8

Telephone Numbers:
1-833-EQX-GOLD (1-833-379-4653) (North America)
1-604-558-0560 (International)

Fax: 604-558-0561

Email: ir@equinoxgold.com